                                                         File Number 333-12629


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         Pre-Effective Amendment Number 1
                         Post-Effective Amendment Number


                    MINNESOTA MUTUAL VARIABLE ANNUITY ACCOUNT
     ----------------------------------------------------------------------
                           (Exact Name of Registrant)

                   The Minnesota Mutual Life Insurance Company
     ----------------------------------------------------------------------
                               (Name of Depositor)

            400 Robert Street North, St. Paul, Minnesota  55101-2098
     ----------------------------------------------------------------------
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (612) 298-3500
     ----------------------------------------------------------------------
               (Depositor's Telephone Number, Including Area Code)


         Dennis E. Prohofsky, Esq.                         Copy to:
  Senior Vice President, General Counsel             J. Sumner Jones, Esq.
               and Secretary                         Jones & Blouch L.L.P.
The Minnesota Mutual Life Insurance Company   1025 Thomas Jefferson Street, N.W.
          400 Robert Street North                       Suite 405 West
      St. Paul, Minnesota  55101-2098               Washington, D.C.  20007
  (Name and Address of Agent for Service)



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                    Minnesota Mutual Variable Annuity Account

                       Cross Reference Sheet to Prospectus


Form N-4

Item Number         Caption in Prospectus

     1.             Cover Page

     2.             Special Terms

     3.             Questions and Answers About the Variable Annuity Contract

     4.             Condensed Financial Information; Performance Data

     5.             General Descriptions

     6.             Contract Charges

     7.             Description of the Contract

     8.             Description of the Contract; Annuity Payments and Options

     9.             Description of the Contract; Death Benefits

    10. Description of the Contract; Purchase Payments and Value of the Contract

    11.             Description of the Contract; Redemptions

    12.             Federal Tax Status

    13.             Not Applicable

    14.             Table of Contents of the Statement of Additional Information

VOYAGEUR HARBOUR ANNUITY PROSPECTUS
FLEXIBLE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACT


COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
MINNESOTA MUTUAL VARIABLE ANNUITY ACCOUNT
("VARIABLE ACCOUNT"), A SEPARATE ACCOUNT OF
THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY ("MINNESOTA MUTUAL")


The individual variable annuity contract offered by this Prospectus is designed for use in connection with personal retirement plans, some of which may qualify for federal income tax advantages available under sections 401, 403, 408 or 457 of the Internal Revenue Code. It may also be used apart from a qualified plan. The contract is a Flexible Payment Variable Annuity Contract (the "Contract"). The initial purchase payment made to the Contract must be in an amount of at least $2,000 and any subsequent purchase payment must be in an amount of at least $500. Other minimums exist for certain automatic payment plans.


  The owner of a Contract may elect to have contract values accumulated on a completely variable basis, on a completely fixed basis (as part of Minnesota Mutual's Fixed Account) or on a combination fixed and variable basis. To the extent that contract values are accumulated on a variable basis, they will be a part of the Variable Account. The Variable Account invests its assets in shares of MIMLIC Series Fund, Inc. (the "MIMLIC Fund") or the Federated Insurance Series ("Federated Funds"). The variable accumulation value of the Contract and the amount of each variable annuity payment will vary in accordance with the performance of the Portfolio of the MIMLIC Fund or the Federated Fund selected by the contract owner. The contract owner bears the entire investment risk for any amounts allocated to the Portfolios of the Fund. Except as specifically noted herein and as set forth under the caption "Fixed Account Guarantee Period Options" in this Prospectus, this Prospectus describes only the variable portion of the Contract.


  This Prospectus sets forth concisely the information that a prospective investor should know before investing in the Variable Account, and it should be read and kept for future reference. A Statement of Additional Information, bearing the same date, which contains further Contract information, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling (612) 298-3500, or by writing Minnesota Mutual at its principal office at Minnesota Mutual Life Center, 400 Robert Street North, St. Paul, Minnesota 55101-2098. A Table of Contents for the Statement of Additional Information appears in this Prospectus on page 30.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

MINNESOTA MUTUAL
The Minnesota Mutual Life Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101-2098
Telephone: (612) 298-3500

The date of this document and the Statement of Additional Information is: XXXX xx, 1996

TABLE OF CONTENTS


                                                                            Page
Special Terms.............................................................     3

Questions and Answers about the Contract..................................     5

Expense Table.............................................................     8

Condensed Financial Information...........................................    10

Performance Data..........................................................    10

General Descriptions......................................................    11
    The Minnesota Mutual Life Insurance Company...........................    11
    Variable Account......................................................    11
    MIMLIC Series Fund, Inc...............................................    11
    Federated Funds.......................................................    13
    Additions, Deletions or Substitutions.................................    13

Contract Charges..........................................................    14
    Sales Charges.........................................................    14
    Mortality and Expense Risk Charges....................................    15
    Administrative Charge.................................................    16
    Contract Fee..........................................................    16
    Premium Taxes.........................................................    16
    Transaction Charges...................................................    16

Voting Rights.............................................................    16

Description of the Contract...............................................    17
    General Provisions....................................................    17
    Annuity Payments and Annuity Payment Options..........................    20
    Death Benefits........................................................    22
    Purchase Payments, Transfers and Value of the Contract................    23
    Redemptions...........................................................    26

Fixed Account Guarantee Period Options....................................    27

Federal Tax Status........................................................    29

Statement of Additional Information.......................................    33

Appendix A--Illustration of Variable Annuity Payment Values...............    34

Appendix B--Illustration of Market Value Adjustments......................    36



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALES PERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCUMULATION UNIT: a measure of the Contract's value in each sub-account of the Variable Account.


ACCUMULATION VALUE: the sum of values under a Contract in the Fixed Account and/or in the Variable Account. In the Fixed Account, the value is the sum of the values in each guarantee period. In the Variable Account, it is the total value of the accumulation units in each sub-account. The value in each sub-account shall be determined separately.


AGE: the age of a person at nearest birthday.

ANNUITANT: the person who may receive lifetime benefits under the Contract.

ANNUITY: a series of payments for life; for life with a minimum number of payments guaranteed; for the joint lifetime of the annuitant and another person and thereafter during the lifetime of the survivor; or for a period certain. Annuity payments will be due and payable only on the first day of a calendar month.

ANNUITY UNIT: a unit of measurement used to calculate variable annuity payments.

BENEFICIARY: the person or persons or entity designated to receive death benefits payable under the Contract. Prior to the commencement of annuity payments, the beneficiary is the first person on the following list who is alive on the date of the contract owner's death: the joint owner, the primary (Class
1) beneficiary, the secondary (Class 2) beneficiary, or, if none of the above is alive, to the executor or administrator of the owner's estate.

CODE: the Internal Revenue Code of 1986, as amended.

CONTRACT OWNER: the owner of the Contract, which could be the annuitant, a corporation or trust, or any other person acting on behalf of the annuitant.

CONTRACT YEAR: a period of one year beginning with the Contract date or a Contract anniversary.


FIXED ACCOUNT: a non-unitized separate account of ours. Amounts allocated to the guarantee periods of the Fixed Account are credited with interest rates guaranteed by us for the several guarantee period durations.


FIXED ANNUITY PAYMENTS: annuity payments payable from the General Account, with guaranteed payments of pre-established dollar amounts during the payment period.

FUND: the mutual fund or separate investment portfolio within a series mutual fund which we have designated as an eligible investment for the Variable Account.

GENERAL ACCOUNT: all of our assets other than those in the Variable Account, the Fixed Account or in other separate accounts established by us.

GUARANTEE PERIOD: a period, of one or more years, for which the current interest rate is guaranteed.

JOINT OWNER: persons who have equal ownership right in the Contract, both of which must authorize any exercising of those ownership rights unless otherwise allowed by us. Any joint owner must be the spouse of the other joint owner.


MARKET VALUE ADJUSTMENT: a positive or negative adjustment in the Fixed Account value that we may make if such value is paid out, transferred or applied to provide annuity payments more than 30 days before or after the renewal date of the guarantee period in which it was being held.


PLAN: a tax-qualified employer pension, profit-sharing, or annuity purchase plan under which benefits are to be provided by the variable annuity Contract described herein.

PURCHASE PAYMENTS: amounts paid to us as consideration for the benefits provided by the Contract.

RENEWAL DATE: the first day following the last day of any guarantee period in the Fixed Account.



SURRENDER VALUE: the amount payable to the owner on surrender of this Contract. It is equal to the accumulation value after the application of all applicable adjustments and deduction of all applicable charges.


VALUATION DATE: each date on which a Fund is valued.

VALUATION PERIOD: the period between successive valuation dates measured from the time of one determination to the next.


VARIABLE ACCOUNT: a separate investment account called the Minnesota Mutual Variable Annuity Account. This separate account was established by us for this class of Contract under Minnesota law. The separate account is composed of several sub-accounts. The assets of this account are not subject to claims arising out of any other business of ours.



VARIABLE ANNUITY PAYMENTS: annuity payments payable from the Variable Account with payments which may increase or decrease in dollar amount to reflect the investment experience of the sub-accounts of the Variable Account. The dollar amount of each annuity payment is not guaranteed.


WE, OUR, US: The Minnesota Mutual Life Insurance Company.

YOU, YOUR: the Contract Owner.

QUESTIONS AND ANSWERS ABOUT THE CONTRACT

WHAT IS AN ANNUITY?
An annuity is a series of payments for life; for life with a minimum number of payments guaranteed; for the joint lifetime of the annuitant and another person and thereafter during the lifetime of the survivor; or for a period certain. An annuity with payments which are guaranteed as to amount during the payment period is a fixed annuity. An annuity with payments which vary during the payment period in accordance with the investment experience of a separate account is called a variable annuity.

WHAT IS THE CONTRACT OFFERED BY THIS PROSPECTUS?

The Contract is an individual, combination fixed and variable, deferred annuity contract issued by us which provides for monthly annuity payments. These payments may begin at a future date elected by the owner of the Contract. Purchase payments received by us under a Contract are allocated either to our Variable Account or to the Fixed Account, as specified by the owner of the Contract. In the Fixed Account, purchase payments receive interest, which may be increased or decreased by a market value adjustment in the event of early termination, where amounts are transferred, withdrawn or applied to provide an annuity; in the Variable Account, purchase payments are invested in shares of one or more Portfolios of MIMLIC Series Fund, Inc. or the Federated Funds. In the Variable Account amounts receive no interest or principal guarantees and the owner of the Contract bears the entire investment risk.

  This Prospectus describes only the variable aspects of the Contract, except where fixed aspects are specifically mentioned. Please look to the language of the Contract for a description of the fixed portion of the Contract and to the heading "Fixed Account Guarantee Period Options" in this Prospectus. For more information on the Contract, see the heading "Description of the Contract" in this Prospectus.

WHAT TYPE OF ANNUITY IS THE CONTRACT?
We offer a single type of contract which is a flexible payment, deferred variable annuity contract.

WHAT INVESTMENT OPTIONS ARE AVAILABLE FOR THE VARIABLE ACCOUNT?
Purchase payments allocated to the Variable Account are directed to one or more of the sub-accounts of the Variable Account.
  The sub-accounts currently invest in shares of the following:
      The Growth Portfolio of the MIMLIC Series Fund, Inc.
      The Bond Portfolio of the MIMLIC Series Fund, Inc.
      The Money Market Portfolio of the MIMLIC Series Fund, Inc.
      The Asset Allocation Portfolio of the MIMLIC Series Fund, Inc.
      The Mortgage Securities Portfolio of the MIMLIC Series Fund, Inc.
      The Index 500 Portfolio of the MIMLIC Series Fund, Inc.
      The Capital Appreciation Portfolio of the MIMLIC Series Fund, Inc.
      The International Stock Portfolio of the MIMLIC Series Fund, Inc.
      The Small Company Portfolio of the MIMLIC Series Fund, Inc.
      The Value Stock Portfolio of the MIMLIC Series Fund, Inc.
      The Global Bond Portfolio of the MIMLIC Series Fund, Inc.
      The Small Company Value Portfolio of the MIMLIC Series Fund, Inc.
  And, with respect to the Federated Funds:
      The Federated American Leaders Fund II of the Federated Insurance Series. The Federated High Income Bond Fund II of the Federated Insurance Series.
  A brief explanation of the objectives of each investment option may be found in this Prospectus under the heading "MIMLIC Series Fund, Inc." and "Federated Funds." Additional information concerning the investment objectives and policies of the MIMLIC Fund and the Federated Funds can be found in the current prospectuses for MIMLIC Series Fund, Inc. and Federated Insurance Series, respectively, which prospectuses accompany this Prospectus. The prospectuses for the MIMLIC Fund and the Federated Funds, (collectively referred to herein as "Funds"), may include descriptions of portfolios that are not available under the Contract.

CAN YOU CHANGE THE PORTFOLIO SELECTED?
Yes. The owner may change the allocation of future purchase payments by giving us written notice or a telephone call notifying us of the change. And before annuity payments begin, the owner may transfer all or a part of the accumulation value from one sub-account to another or among the sub-accounts. After annuity payments begin, subject to some restrictions, amounts held as annuity reserves may be transferred among the variable annuity sub-accounts. Annuity reserves may also be transferred from a variable annuity to a fixed annuity during the annuity period. Annuity reserves cannot be transferred from a fixed annuity to a variable annuity.


WHAT CHARGES ARE ASSOCIATED WITH THE CONTRACT?
There may be a deferred sales charge, an annual contract fee and a transaction charge. There are also certain charges which are made directly to the Variable Account.

WHAT IS THE DEFERRED SALES CHARGE?
A deferred sales charge may be assessed upon the withdrawal or surrender of purchase payments, including withdrawals or surrenders made in connection with the payment of certain death benefits and the application of amounts to provide annuity payments for a fixed period of less than ten years. The deferred sales charge is applied only to withdrawals or surrenders of purchase payments received by us within seven years of the date of the withdrawal or surrender. The deferred sales charge decreases during the seven year period from the time that each purchase payment was made beginning at 6% and decreasing to 0% after the end of seven years. For the purpose of determining the amount of the deferred sales charge, purchase payments are deemed withdrawn on a first-in, first-out basis.

ARE THERE CIRCUMSTANCES WHERE THE DEFERRED SALES CHARGE WILL NOT APPLY?

Yes. The deferred sales charge will not apply to: (a) amounts withdrawn in any calendar year that are less than or equal to the greater of: (1) earnings accumulated in the Contract; or (2) 10% of the sum of purchase payments not previously withdrawn that have been received by us within seven years of the date of withdrawal; (b) amounts withdrawn to pay the contract fee; (c) amounts payable as a death benefit upon the death of the owner or the annuitant, if applicable, prior to the 75th birthday of the owner or annuitant; (d) amounts applied to provide annuity payments under an annuity payment option based on a lifetime, joint lifetimes, or a fixed period of at least ten years; (e) a surrender or withdrawal requested any time after the first contract anniversary when benefits are payable due to a confinement in a hospital or medical care facility; or (f) a surrender or withdrawal requested any time after the first contract anniversary in the event that benefits are payable because of the diagnosis of a terminal illness. For more information, including a definition of terms, see the heading "Sales Charges," in this Prospectus.


WHAT IS THE ANNUAL CONTRACT FEE?

The contract fee is an annual charge deducted from the accumulation value of the Contract. It is taken only in contract years where the accumulation value of the Contract on the contract anniversary is less than $50,000. The charge applied will be deducted on the contract anniversary from the first available sub-account or Fixed Account Guarantee Period accumulation value in the following order: (1) Money Market sub-account; (2) pro-rata among the remaining variable sub-accounts; (3) the largest accumulation value of the Fixed Account Guarantee Periods.


ARE THERE ANY OTHER CHARGES IN THE CONTRACT?
Yes. We reserve the right to make a transaction charge, not to exceed $25, for each transfer when the frequency of transfer requests exceeds one in any calendar month. Currently, we do not apply this charge.
  In addition, deductions for any applicable premium taxes may also be made (currently such taxes range from 0.0% to 3.5%) depending upon applicable law.

WHAT ARE THE VARIABLE ACCOUNT CHARGES?
The charges taken from the Variable Account are the mortality risk charge, the expense risk charge and the administrative charge.

  We deduct from the net asset value of the Variable Account an amount, computed daily, equal to an annual rate of 1.25% for mortality and expense risk guarantees. This total represents a charge of .80% for our assumption of mortality risks and .45% for our assumption of expense risks. We reserve the right to increase the charge for the assumption of expense risks to not more than .60%. If this charge is increased to this maximum amount, then the total of the mortality risk and expense risk charge would be 1.40% at an annual rate.

  The administrative charge is to compensate us for the administrative expenses incurred by us for contracts of this class. This amount, computed daily, is equal to an annual rate of .15% of the net asset value of the Variable Account for contract administration. We reserve the right to increase the charge to not more than an annual rate of .40%.

  For more information on charges, see the heading "Contract Charges," in this Prospectus.

CAN YOU MAKE WITHDRAWALS FROM THE CONTRACT?
Yes. The owner may make withdrawals of the accumulation value of the Contract before annuity payments begin. Withdrawals must be pursuant to the written request of the owner or telephone instructions. A withdrawal must be in an amount of at least $250.

  Withdrawals are generally subject to the deferred sales charge. However, there are some exceptions, defined in this summary and under the heading "Sales Charges," in this Prospectus. In addition, an income and penalty tax may be incurred upon withdrawals from the Contract in certain circumstances. For more information, see the heading "Federal Tax Status" in this Prospectus. Systematic withdrawal plans of a fixed amount or over a fixed period may also be available. For additional information on withdrawals and surrenders, please see the heading "Redemptions" in this Prospectus.


DO YOU HAVE A RIGHT TO CANCEL THE CONTRACT?
Yes. The owner may cancel the Contract any time within ten days of receipt of the Contract by returning it to us or your representative. In some states, such as California, the free look period is extended to 30 days' time for Contracts issued or delivered to owners that are 60 years of age or older at the time of delivery. These rights are subject to change and may vary among the states.

IS THERE A GUARANTEED DEATH BENEFIT?
If the owner dies before annuity payments have started, we will pay the death benefit of the Contract to the beneficiary. If the owner of this Contract is other than a natural person, such as a trust or other similar entity, we will pay the death benefit to the beneficiary on the death of the annuitant, if death occurs prior to the date that annuity payments have started.

  If the owner or the annuitant, if applicable, dies prior to his or her 75th birthday, the death benefit is the greater of: (a) accumulation value; (b) the sum of purchase payments adjusted for any amounts previously withdrawn; or (c) the last stepped-up value prior to the date of death, adjusted for any purchase payments and withdrawals occurring thereafter.


  If the owner or the annuitant, if applicable, dies on or after his or her 75th birthday, the death benefit is the greater of: (a) surrender value; or (b) the last stepped-up value prior to the date of death, adjusted for any withdrawals occurring thereafter.


  The stepped-up value will be determined on each contract anniversary that is an exact multiple of five and is prior to the 75th birthday of the owner or the annuitant, if applicable. The stepped-up value is the greater of: (a) accumulation value on that contract anniversary; or (b) the previous stepped-up value. Where joint owners exist, there will be no further stepped-up values after the 75th birthday of the oldest joint owner. After the death of the first joint owner, stepped-up values may resume on the next contract anniversary that is an exact multiple of five providing the surviving joint owner continues the Contract and has not yet reached his or her 75th birthday. For examples of the calculation of the guaranteed death benefit, see the heading "Death Benefits," in this Prospectus.

  The value of the death benefit will be determined as of the valuation date coincident with or next following the day we receive due proof of death and all related information necessary to make payment at our home office.
  If the annuitant dies after annuity payments have started, we will pay whatever amount may be required by the terms of the annuity payment option selected. The remaining value in the Contract must be distributed at least as rapidly as under the option in effect at the annuitant's death.

WHAT ANNUITY OPTIONS ARE AVAILABLE?
The Contract specifies several annuity options. Each annuity option may be elected as either a variable annuity or fixed annuity or a combination of the two. The specified annuity options are: a life annuity; a life annuity with a period certain of either 120 months, 180 months or 240 months; and, a joint and last survivor annuity. Other annuity options may be available as may be agreed between the owner and us.

WHAT VOTING RIGHTS DO YOU HAVE?
Contract owners and variable annuitants will be able to direct us as to how to vote shares of the underlying Portfolios of the Fund held for their Contracts.

EXPENSE TABLE

The tables shown below are to assist a contract owner in understanding the costs and expenses that a Contract will bear directly or indirectly. For more information on Contract costs and expenses, see the Prospectus heading "Contract Charges" and the information immediately following. The table does not reflect deductions for any applicable premium taxes which may be made from each purchase payment depending upon the applicable law. Surrender amounts in years shown reflect the contract owner's ability to withdraw, without the imposition of the deferred sales charge, an amount in any calendar year which is less than or equal to the greater of: (a) earnings accumulated in the Contract; or (b) 10% of the sum of purchase payments not previously withdrawn that have been received by us within seven years of the date of withdrawal. The tables show the expenses of the Funds after expense reimbursement and reflects expenses to the separate account as well as the portfolio company.

  The following Contract expense information is intended to illustrate the expenses of the variable annuity contracts. All expenses shown are rounded to the nearest dollar. The information contained in the tables must be considered with the narrative information which immediately follows them in this heading.

FLEXIBLE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACT
CONTRACT OWNER TRANSACTION EXPENSE


    Deferred Sales Charge (as a percentage of amount                        6%
      surrendered)...............................................     decreasing by
                                                                    increments applied
                                                                     to each purchase
                                                                      payment over a
                                                                     period of seven
                                                                   years from the date
                                                                     of each purchase
                                                                         payment

    Contract Fee:  lesser of $35 or 2% of accumulation value.....          $35
                                                                    (applied only to a
                                                                     Contract with an
                                                                    accumulation value
                                                                       of less than
                                                                        $50,000)*
    VARIABLE ACCOUNT ANNUAL EXPENSES
    (as a percentage of average account value)
    Administrative Charge........................................          .15%
    Mortality and Expense Risk Fees..............................         1.25%
                                                                          -----
        Total Separate Account Annual Expenses...................         1.40%
                                                                          -----
                                                                          -----



*Minnesota Mutual reserves the right, not currently imposed, to make a transaction charge, not to exceed $25, on transfer requests exceeding one per month.

MIMLIC FUND AND FEDERATED FUNDS ANNUAL EXPENSES
(As a percentage of average net assets for the described fund.)

                                                INVESTMENT MANAGEMENT  OTHER FUND OPERATING     TOTAL FUND ANNUAL
                                                        FEES                 EXPENSES               EXPENSES
                                                   (AFTER EXPENSE         (AFTER EXPENSE         (AFTER EXPENSE
                                                   REIMBURSEMENTS)        REIMBURSEMENTS)        REIMBURSEMENTS)
                                                ---------------------  ---------------------  ---------------------
MIMLIC Series Fund, Inc.:
    Growth Portfolio..........................            0.50%                  0.05%                  0.55%
    Bond Portfolio............................            0.50%                  0.08%                  0.58%
    Money Market Portfolio....................            0.50%                  0.14%                  0.64%
    Asset Allocation Portfolio................            0.50%                  0.05%                  0.55%
    Mortgage Securities Portfolio.............            0.50%                  0.08%                  0.58%
    Index 500 Portfolio.......................            0.40%                  0.07%                  0.47%
    Capital Appreciation Portfolio............            0.75%                  0.05%                  0.80%
    International Stock Portfolio.............            0.78%                  0.26%                  1.04%
    Small Company Portfolio...................            0.75%                  0.09%                  0.84%
    Value Stock Portfolio (1).................            0.75%                  0.14%                  0.89%
    Small Company Value Portfolio (2).........            0.75%                  0.15%                  0.90%
    Global Bond Portfolio (2).................            0.75%                  0.50%                  1.25%
Federated High Income Bond Fund II (3)........            0.00%                  0.80%                  0.80%
Federated American Leaders
 Fund II (3)..................................            0.00%                  0.85%                  0.85%

(1) Minnesota Mutual voluntarily absorbed certain other fund operating expenses of the Value Stock Portfolio for the year ended December 31, 1995. If this portfolio had been charged for these expenses, the ratio of total annual fund expenses to average daily net assets would have been .95%. It is Minnesota Mutual's present intention to waive other fund operating expenses during the current fiscal year which exceed, as a percentage of average daily net assets, .15%. Minnesota Mutual also reserves the option to reduce the level of other fund operating expenses which it will voluntarily absorb.

(2) Because the portfolio has only recently commenced operations, the figure for other fund operating expenses has been based on estimates for the current fiscal year. Minnesota Mutual has voluntarily agreed to absorb certain other fund operating expense for the Small Company Value and Global Bond Portfolios for the year ending December 31, 1997. If the Small Company Value and Global Bond Portfolios were to be charged for these expenses, it is estimated that the ratio of total fund annual expenses to average daily net assets would be .98% and 2.09%, respectively.


(3) Federated Advisers voluntarily absorbed all of its investment management fee, which before reimbursement were .60% and .75%, respectively, and certain other fund operating expenses of the Federated High Income Bond Fund II and the Federated American Leaders II for the year ended December 31, 1995. If these portfolios had been charged for these expenses, the ratio of total fund annual expenses to average daily net assets would have been 4.20% and 2.21%, respectively. It is Federated Advisers' present intention to waive all its investment management fee and other fund operating in excess of, as a percentage of average daily net assets, .80% and .85%, respectively. Federated Advisers also reserves the option to reduce the level of other expenses which it will voluntarily absorb.

CONTRACT OWNER EXPENSE EXAMPLE

You would pay the following expenses on a $1,000 investment assuming (1) 5% annual return and (2) redemption at the end of each time period.


                                                                        IF YOU
                                                                   ANNUITIZE FOR A
                                                    IF YOU         LIFETIME INCOME
                                                 SURRENDERED        AT THE END OF
                                                YOUR CONTRACT       THE APPLICABLE
                                                AT THE END OF     TIME PERIOD OR YOU
                                                THE APPLICABLE     DO NOT SURRENDER
                                                 TIME PERIOD        YOUR CONTRACT*
                                               ----------------   ------------------
                                               1 YEAR   3 YEARS   1 YEAR    3 YEARS
                                               ------   -------   -------   --------
MIMLIC Series Fund, Inc.:
    Growth Portfolio.........................   $95      $174      $ 40       $125
    Bond Portfolio...........................   $95      $174      $ 41       $126
    Money Market Portfolio...................   $96      $176      $ 41       $128
    Asset Allocation Portfolio...............   $95      $174      $ 40       $125
    Mortgage Securities Portfolio............   $95      $174      $ 41       $126
    Index 500 Portfolio......................   $94      $171      $ 40       $123
    Capital Appreciation Portfolio...........   $97      $180      $ 43       $132
    International Stock Portfolio............   $100     $187      $ 45       $139
    Small Company Portfolio..................   $98      $182      $ 43       $133
    Value Stock Portfolio....................   $98      $183      $ 44       $135
    Small Company Value Portfolio............   $98      $183      $ 44       $135
    Global Bond Portfolio....................   $101     $193      $ 47       $145
Federated High Income Bond Fund II...........   $97      $180      $ 43       $132
Federated American Leaders Fund II...........   $98      $182      $ 43       $134


*If you annuitize for a fixed period of less than ten years, the expenses you would pay would be the same as if you surrendered your contract.

  The examples contained in the table should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

------------------------------------------------------------------------------
CONDENSED FINANCIAL INFORMATION

No condensed financial information is included in this Prospectus for the Variable Account because no variable annuity contracts of this class utilizing that account have been sold prior to the date of this Prospectus.

------------------------------------------------------------------------
PERFORMANCE DATA


From time to time the Variable Account
may publish advertisements containing performance data relating to its sub-accounts. In the case of the Money Market sub-account, the Variable Account will publish yield or effective yield quotations for a seven-day or other specified period. In the case of the other sub-accounts, performance data will consist of average annual total return quotations for one, five and ten year periods or, if less, for the period since the sub-account first became available pursuant to this or other variable annuity contracts offered by us. The Money Market sub-account may also quote such average annual total return figures. Performance figures used by the Variable Account are based on historical information of the sub-accounts for specified periods, and the figures are not intended to suggest that such performance will continue in the future. Performance figures of the Variable Account will reflect only charges pursuant to the terms of the Contract offered by this Prospectus. The various performance figures used in Variable Account advertisements relating to the Contract described in this Prospectus are summarized below. More detailed information on the computations is set forth in the Statement of Additional Information.


MONEY MARKET SUB-ACCOUNT YIELD.    Yield quotations for the Money Market
sub-account are based on the income generated by an investment in the sub-account over a specified period, usually seven days. The figures are "annualized," that is, the amount of income generated by the investment during the period is assumed to be generated over a 52-week period and is shown as a percentage of the investment. Effective yield quotations are calculated similarly, but when annualized the income earned by an investment in the sub-account is assumed to be reinvested. Effective yield quotations will be slightly higher than yield quotations because of the compounding effect of this assumed reinvestment. Yield and effective yield figures quoted by the sub-account will not reflect the deduction of any applicable deferred sales charges.

TOTAL RETURN FIGURES.    Average annual total return figures will show for the
specified period the average annual rate of return required for an initial investment of $1,000 to equal the surrender value of that investment at the end of the period. The surrender value will reflect the deduction of the deferred sales charge applicable to the Contract and to the length of the period advertised. Such average annual total return figures may also be accompanied by average annual total return figures, for the same or other periods, which do not reflect the deduction of any applicable deferred sales charges.

------------------------------------------------------------------------
GENERAL DESCRIPTIONS

A.  THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
We are a mutual life insurance company organized in 1880 under the laws of Minnesota. Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (612) 298-3500. We are licensed to do a life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada and Puerto Rico.

B.  VARIABLE ACCOUNT
A separate account called the Minnesota Mutual Variable Annuity Account was established on September 10, 1984, by our Board of Trustees in accordance with certain provisions of the Minnesota insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission under the Investment Company Act of 1940, but such registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or policies, of the Variable Account. The separate account meets the definition of a "separate account" under the federal securities laws.
  The Minnesota law under which the Variable Account was established provides that the assets of the Variable Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable annuity contracts for which the separate account was established. The investment performance of the Variable Account is entirely independent of both the investment performance of our General Account and of any other separate account which we may have established or may later establish. All obligations under the Contract are general corporate obligations of Minnesota Mutual.
  The Variable Account currently has a number of sub-accounts to which contract owners may allocate purchase payments. Each sub-account invests in shares of the Funds. Additional sub-accounts may be added at our discretion. Not all of the sub-accounts of the Variable Account are available to the Contract.

C.  MIMLIC SERIES FUND, INC.

The Variable Account currently invests in MIMLIC Series Fund, Inc. (the "MIMLIC Fund"), a mutual fund of the series type which is advised by MIMLIC Asset Management Company. The MIMLIC Fund is registered with the Securities and Exchange Commission as a diversified, open-end management investment company, but such registration does not signify that the Commission supervises the management, or the investment practices or policies, of the MIMLIC Fund. The MIMLIC Fund issues its shares, continually and without sales charge, only to us and our separate accounts, which currently include the Variable Account, Variable Fund D, the Variable Life Account, the Group Variable Annuity Account and the Variable Universal Life Account. Shares are sold and redeemed at net asset value. Not all of the Portfolios of the MIMLIC Fund are available for use in the Contract.


  MIMLIC Asset Management Company ("MIMLIC Management"), a subsidiary of Minnesota Mutual, acts as investment adviser for the MIMLIC Fund and its Portfolios. Winslow Capital Management, Inc., a Minnesota corporation with principal offices in Minneapolis, Minnesota, has been retained under an investment sub-advisory agreement with MIMLIC Asset Management Company to provide investment advice and, in general, conduct the management and investment program of the Capital Appreciation Portfolio. Templeton Investment Counsel, Inc., a Florida corporation with principal offices in Fort Lauderdale, Florida, has been retained under an investment sub-advisory agreement to provide investment advice to the International Stock Portfolio of the MIMLIC Fund. Voyageur Fund Managers, Inc. ("Voyageur Managers"), a Minnesota corporation with principal offices in Minneapolis, Minnesota, has been retained under an investment sub-advisory agreement to provide investment advice to the Growth Portfolio of the MIMLIC Fund. Voyageur Managers and Lazard London International Investment Management Limited, an entity organized under the laws of the United Kingdom, with principal offices in London, England, have been retained under an investment sub-advisory agreement to provide investment advice to the Global Bond Portfolio.

  The investment objectives and certain policies of the Portfolios of the MIMLIC Fund which are available in the Contract are as follows:
      The Growth Portfolio seeks the long-term accumulation of capital. Current income, while a factor in portfolio selection, is a secondary objective. The Growth Portfolio will invest primarily in common stocks and other equity securities. Common stocks are more volatile than debt securities and involve greater investment risk.
      The Bond Portfolio seeks as high a level of long-term total rate of return as is consistent with prudent investment risk. A secondary objective is to seek preservation of capital. The Bond Portfolio will invest primarily in long-term, fixed-income, high-quality debt instruments. The value of debt securities will tend to rise and fall inversely with the rise and fall of interest rates.
      The Money Market Portfolio seeks maximum current income to the extent consistent with liquidity and the stability of capital. The Money Market Portfolio will invest in money market instruments and other debt securities with maturities not exceeding one year. The return produced by these securities will reflect fluctuation in short-term interest rates.
      The Asset Allocation Portfolio seeks as high a level of long-term total rate of return as is consistent with prudent investment risk. The Asset Allocation Portfolio will invest in common stocks and other equity securities, bonds and money market instruments. The Asset Allocation Portfolio involves the risks inherent in stocks and debt securities of varying maturities and the risk that the Portfolio may invest too much or too little of its assets in each type of security at any particular time.
      The Mortgage Securities Portfolio seeks a high level of current income consistent with prudent investment risk. In pursuit of this objective the Mortgage Securities Portfolio will follow a policy of investment primarily in mortgage-related securities. Prices of mortgage-related securities will tend to rise and fall inversely with the rise and fall of the general level of interest rates.
      The Index 500 Portfolio seeks investment results that correspond generally to the price and yield performance of the common stocks included in the Standard & Poor's Corporation 500 Composite Stock Price Index (the "Index"). It is designed to provide an economical and convenient means of maintaining a broad position in the equity market as part of an overall investment strategy. All common stocks, including those in the Index, involve greater investment risk than debt securities. The fact that a stock has been included in the Index affords no assurance against declines in the price or yield performance of that stock.
      The Capital Appreciation Portfolio seeks growth of capital. Investments will be made based upon their potential for capital appreciation. Therefore, current income will be incidental to the objective of capital growth. Because of the market risks inherent in any equity investment, the selection of securities on the basis of their appreciation possibilities cannot ensure against possible loss in value.
      The International Stock Portfolio seeks long-term capital growth. In pursuit of this objective the International Stock Portfolio will follow a policy of investing in stocks issued by companies, large and small, and debt obligations of companies and governments outside the United States. Current income will be incidental to the objective of capital growth. The Portfolio is designed for persons seeking international diversification. Investors should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments.
      The Small Company Portfolio seeks long-term accumulation of capital. In pursuit of this objective, the Small Company Portfolio will follow a policy of investing primarily in common or preferred stocks issued by small companies, defined in terms of either market capitalization or gross revenues. Investments in small companies usually involve greater investment risks than fixed income securities or corporate equity securities generally. Small companies will typically have a market capitalization of less than $1.5 billion or annual gross revenues of less than $1.5 billion.
      The Value Stock Portfolio seeks the long-term accumulation of capital. In pursuit of this objective, the Value Stock Portfolio will follow a policy of investing primarily in the equity securities of companies which, in the opinion of the adviser, have market values which appear low relative to their underlying value or future earnings and growth potential. As it is anticipated that the Portfolio will consist in large part of dividend-paying common stocks, the production of income will be a secondary objective of the Portfolio.
      The Global Bond Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. In pursuit of this objective, the Portfolio will attempt to achieve its investment objective by investing primarily in debt securities issued by issuers located anywhere in the world.
      The Small Company Value Portfolio seeks the long-term accumulation of capital. In pursuit of this objective, the Portfolio will follow a policy of investing primarily in the equity securities of small companies, defined in terms of their market capitalization or gross revenues, which appear to have market values which are low relative to their underlying value or future earning and growth potential.
  A prospectus for the MIMLIC Fund is attached to this Prospectus. A person should carefully read the MIMLIC Fund's prospectus before investing in the Contract.

D.  FEDERATED FUNDS
In addition to the investments in the MIMLIC Fund, the Variable Account invests in the Federated American Leaders Fund II (an equity growth and income fund) and the Federated High Income Bond Fund II (a bond fund investing in lower-rated corporate bonds), both of which are diversified Portfolios of the Federated Insurance Series, a mutual fund of the series type (the "Federated Funds").
  The investment objectives and certain policies of the Federated Funds available under the Contract are as follows:
      The Federated American Leaders Fund II seeks to achieve long-term growth of capital, with a secondary objective to provide income. It is a diversified investment portfolio of the Federated Insurance Series, pursues its investment objectives by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies, selected by the adviser as top-quality, established growth companies.
      The Federated High Income Bond Fund II seeks high current income. It is a diversified investment portfolio of the Federated Insurance Series, pursues this objective by investing at least 65% of its assets in lower-rated fixed income bonds. These securities, which are usually not in the three highest rating categories of the nationally recognized statistical rating organizations, have speculative characteristics. While they usually offer high yields than higher-rated securities there is more risk associated with these investments because of reduced creditworthiness and increased risk of default.

  The investment adviser of Federated American Leaders Fund II and Federated High Income Bond Fund II is Federated Advisers, a Delaware business trust, which is a subsidiary of Federated Investors, one of the largest mutual fund investment managers in the United States.

  Prospectuses for the Federated Funds are attached to this Prospectus. A person should carefully read the Federated Funds' prospectuses before investing in the Contract.

E.  ADDITIONS, DELETIONS OR SUBSTITUTIONS
We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the Variable Account. If investment in a fund should no longer be possible or if we determine it becomes inappropriate for contracts of this class, we may substitute another fund for a sub-account. Substitution may be with respect to existing accumulation values, future purchase payments and future annuity payments.

  While we have the right to make certain changes to the Variable Account, assets in any separate account may not be transferred by sale, exchange, substitution or otherwise from one account to another except, where required, with the approval of the Commissioner of Insurance of the state where the Contract is delivered.

  We may also establish additional sub-accounts in the Variable Account and we reserve the right to add, combine or remove any sub-accounts of the Variable Account. Each additional sub-account will purchase shares in a new portfolio or mutual fund. Such sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. Similar considerations will be used by us should there be a determination to eliminate one or more of the sub-accounts of the Variable Account. The addition of any investment option will be made available to existing contract owners on such basis as may be determined by us.
  We also reserve the right, when permitted by law, to de-register the Variable Account under the Investment Company Act of 1940, to restrict or eliminate any voting rights of the contract owners, and to combine the Variable Account with one or more of our other separate accounts.

  Shares of the Portfolios of the MIMLIC Fund are also sold to other of our separate accounts, which are used to receive and invest premiums paid under our variable life policies, a practice known as mixed funding. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the MIMLIC Fund simultaneously. Although neither Minnesota Mutual nor the MIMLIC Fund currently foresees any such disadvantages either to variable life insurance policy owners or to variable annuity contract owners, the MIMLIC Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and contract owners and to determine what action, if any, should be taken in response thereto. Such action could include the sale of MIMLIC Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any of the Portfolios of the MIMLIC Fund, or (4) differences in voting instructions between those given by policy owners and those given by contract owners.

  The Board of Trustees of the Federated Funds will also monitor events to identify any material conflicts which may arise between owners of variable annuity contracts and variable life insurance policies. In addition to the considerations arising from mixed funding described above, the Federated Funds must consider any special risks attributable to the Federated Funds' offering of shares to separate accounts of a number of unaffiliated life insurance companies. In that situation, material conflict could also arise from a decision by a life insurance company holding shares of the Federated Funds making a determination to disregard voting instructions from its variable policy and contract owners, particularly if that decision represented a minority position or precluded a majority vote.

------------------------------------------------------------------------
CONTRACT CHARGES

A.  SALES CHARGES
No sales charge is deducted from the purchase payments for the Contract.
  However, a deferred sales charge may be assessed upon the withdrawal or surrender of purchase payments, including withdrawals or surrenders made in connection with the payment of certain death benefits and the application of amounts to provide an annuity for a fixed period of less than ten years. The deferred sales charge is applied only to withdrawals or surrenders of purchase payments received by us within seven years of the date of the withdrawal or surrender. The deferred sales charge decreases during the seven year period from the time that each purchase payment was made beginning at 6% and decreasing to 0% after the end of seven years. For the purpose of determining the amount of the deferred sales charge, purchase payments are deemed withdrawn on a first-in, first-out basis.

  The deferred sales charge will not apply to: (a) amounts withdrawn in any calendar year that are less than or equal to the greater of: (1) earnings accumulated in the Contract; or (2) 10% of the sum of purchase payments not previously withdrawn that have been received by us within seven years of the date of withdrawal; (b) amounts withdrawn to pay the contract fee; (c) amounts payable as a death benefit upon the death of the owner or the annuitant, if applicable, prior to the 75th birthday of the owner or annuitant; (d) amounts applied to provide annuity payments under an annuity payment option based on a lifetime, joint lifetimes, or a fixed period of at least ten years; (e) a surrender or withdrawal requested any time after the first contract anniversary when benefits are payable due to a confinement in a hospital or medical care facility; or (f) a surrender or withdrawal requested any time after the first contract anniversary in the event that benefits are payable because of the diagnosis of a terminal illness. In addition, we will waive the deferred sales charge if a contract is annuitized, on any annuity payment form, within the first contract year after issue.
  The deferred sales charge is deducted from the remaining accumulation value in the Contract except in the case of a surrender, where it reduces the amount distributed.
  The amount of the deferred sales charge, expressed as a percentage of the amount taken out of the Contract and subject to the deferred sales charge, is shown in the following table. Percentages are shown for the number of years since the purchase payment was received by us from 0 to the end of seven years. In no event will the sum of the deferred sales charges exceed 6% of the purchase payments made under a Contract.

                  CONTRACT YEARS
                  SINCE PAYMENT                         CHARGE
              ---------------------                    ---------
                       0-1                                  6%
                       1-2                                  6%
                       2-3                                  5%
                       3-4                                  5%
                       4-5                                  4%
                       5-6                                  3%
                       6-7                                  2%
                 7 and thereafter                           0%

  The amount of the deferred sales charge is determined by: (a) calculating the number of years each purchase payment being withdrawn has been in the Contract;
(b) multiplying each purchase payment withdrawn, after the deduction of any free withdrawal amount, by the appropriate sales charge percentage in the table; and
(c) adding the deferred sales charge from all purchase payments as calculated in
(b).

  A surrender or withdrawal requested any time after the first contract anniversary due to the owner's confinement in a hospital or medical care facility for at least 90 consecutive days will not be subject to a deferred sales charge. The request must be made while the owner is still confined or within 60 days after the discharge from a hospital or medical care facility after a confinement of at least 90 consecutive days. A medical care facility for this purpose means a facility operated pursuant to law or any state licensed facility providing medically necessary in-patient care which is: (a) prescribed by a licensed Physician in writing; and (b) based on physical limitations which prohibit daily living in a non-institutional setting.

  A surrender or withdrawal requested any time after the first contract anniversary in the event the owner is diagnosed with a terminal illness will also not be subject to a deferred sales charge. A terminal illness for this purpose is a condition (a) diagnosed by a licensed Physician; and (b) is expected to result in death within 12 months for 80% of diagnosed cases.
  For purposes of these provisions, we must receive due proof, satisfactory to us, of the owner's confinement or terminal illness in writing. Physician means:
(a) a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license; and (b) not the owner, the annuitant or a member of either the owner's nor the annuitant's immediate families. If the owner of this Contract is other than a natural person, such as a trust or other similar entity, benefits payable due to nursing home confinement or terminal illness will be based upon the annuitant. If the owner, or annuitant in the case of a Contract owned by a non-natural person, is changed subject to the provisions of this Contract, a one year waiting period will apply before the new owner or annuitant is eligible for these benefits.
  The deferred sales charge is designed to compensate us for distribution expenses incurred with respect to the Contract. To the extent that sales expenses are not recovered from the sales load, we will recover them from our other assets or surplus including profits from mortality and expense risk charges. As a percentage of purchase payments paid to the Contract, Voyageur Fund Distributors, Inc. ("Voyageur Distributors"), the principal underwriter, may pay up to 7.0% of the amount of those purchase payments to broker-dealers responsible for the sales of the Contract.

B.  MORTALITY AND EXPENSE RISK CHARGES
We assume the mortality risk under the Contract by our obligation to continue to make monthly annuity payments, determined in accordance with the annuity rate tables and other provisions contained in the Contract, to each annuitant regardless of how long that annuitant lives or all annuitants as a group live. This assures an annuitant that neither the annuitant's own longevity nor an improvement in life expectancy generally will have an adverse effect on the monthly annuity payments received under the Contract.

  We assume an expense risk by assuming the risk that deductions provided for in the Contract for the sales and administrative expenses will be adequate to cover the expenses incurred.

  For assuming these risks, we currently make a deduction from the Variable Account at the annual rate of .80% for the mortality risk and .45% for the expense risk. We reserve the right to increase the charge for the assumption of expense risks to not more than .60%. If this charge is increased to this maximum amount, then the total of the mortality risk and expense risk charge would be 1.40% on an annual basis.


  For a discussion of how these charges are applied in the calculation of the accumulation unit value, please see the discussion entitled "Purchase Payments, Transfers and Value of the Contract" in this Prospectus.


  If these deductions prove to be insufficient to cover the actual cost of the expense and mortality risks assumed by us, then we will absorb the resulting losses and make sufficient transfers to the Variable Account from our General Account, where appropriate. Conversely, if these deductions prove to be more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, any excess will be profit (or "surplus") to us. Some or all of such profit may be used to cover any distribution costs not recovered through the deferred sales charge.


C.  ADMINISTRATIVE CHARGE
We perform all administrative services relative to the Contract. These services include the review of applications for compliance with our issue criteria, the preparation and issue of Contracts, the receipt of purchase payments, forwarding amounts to the Funds for investment, the preparation and mailing of periodic reports and the performance of other services.

  As consideration for providing these services we currently make a deduction from the Variable Account at the annual rate of .15% of the net asset value of the Variable Account. We reserve the right to increase this administrative charge to an annual rate of not more than .40%.


  The administrative charge is designed to cover the administrative expenses incurred by us under the Contract. As a deduction from the Variable Account, the charge is then taken during both the accumulation period and the annuity period of a Contract. Since the administrative charge is taken from a Contract on each valuation date, there is no return of any part of the charge in the event that the Contract is redeemed. As the charge is made as a percentage of assets in the Variable Account, there is no necessary relationship between the amount of administrative charge imposed on a given contract and the amount of expenses that may be attributable to that contract.


D.  CONTRACT FEE

For maintaining the records and documents associated with each particular Contract, we charge a contract fee. This fee is in an amount which is the lesser of $35 or 2% of accumulation value at the end of the contract year. The contract fee is applied only when the accumulation value in any particular Contract is less than $50,000. We do not expect to recover from the charge any amount in excess of our accumulated expenses associated with the administration of the contract. The fee is deducted on the contract anniversary from the first available sub-account or Fixed Account Guarantee Period accumulation value in the following order: (1) Money Market sub-account; (2) pro-rata among the remaining variable sub-accounts; (3) the largest accumulation value of the Fixed Account Guarantee Periods.


E.  PREMIUM TAXES
Deduction for any applicable state premium taxes may be made from each purchase payment or at the commencement of annuity payments. (Currently, such taxes range from 0.0% to 3.5%, depending on the applicable law.) Any amount withdrawn from the Contract may be reduced by any premium taxes not previously deducted from purchase payments.


F.  TRANSACTION CHARGES


We reserve the right under the Contract to impose a transaction charge, not to exceed $25, for each transfer when the frequency of transfer requests exceeds one every calendar month. Currently, we do not impose such a charge. If we apply such a charge in the future, this charge will reduce the amount of your transfer.


------------------------------------------------------------------------
VOTING RIGHTS

The MIMLIC Fund shares held in the Variable Account will be voted by us at the regular and special meetings of the MIMLIC Fund. Shares attributable to Contracts will be voted by us in accordance with instructions received from contract owners with voting interests in each sub-account of the Variable Account. In the event no instructions are received from a contract owner with respect to shares of a Portfolio of the MIMLIC Fund held by a sub-account, we will vote such shares of the Portfolio and shares not attributable to Contracts in the same proportion as shares of the Portfolio held by such sub-account for which instructions have been received. The number of votes which are available to a contract owner will be calculated separately for each sub-account of the Variable Account. If, however, the Investment Company Act of 1940 or any regulation under that Act should change so that we may be allowed to vote shares in our own right, then we may elect to do so.
  During the accumulation period of each Contract, the contract owner holds the voting interest in each Contract. The number of votes will be determined by dividing the accumulation value of the Contract attributable to each sub-account by the net asset value per share of the underlying MIMLIC Fund shares held by that sub-account.
  During the annuity period of each Contract, the annuitant holds the voting interest in each Contract. The number of votes will be determined by dividing the reserve for each Contract allocated to each sub-account by the net asset value per share of the underlying MIMLIC Fund shares held by that sub-account. After an annuity begins, the votes attributable to any particular Contract will decrease as the reserves decrease. In determining any voting interest, fractional shares will be recognized.
  We shall notify each contract owner or variable annuitant of a MIMLIC Fund shareholders' meeting if the shares held for the contract owner's Contract may be voted at such meeting. We will also send proxy materials and a form of instruction so that the owner can instruct us with respect to voting.
  The Federated Funds also serve as mixed and shared funding vehicles for variable annuity and variable life insurance contracts offered by various insurance companies. The procedures described above will be available to shares attributable to the Contract and voted by Minnesota Mutual in accordance with instructions received from contract interests in each sub-account of the Variable Account holding interests in the Federated Funds.

------------------------------------------------------------------------
DESCRIPTION OF THE CONTRACT

A.  GENERAL PROVISIONS

1.  FLEXIBLE PAYMENT DEFERRED VARIABLE ANNUITY CONTRACT

This type of individual Contract may be used in connection with all types of qualified plans, tax-sheltered annuities or individual retirement annuities adopted by or on behalf of individuals. It may also be purchased by individuals not as a part of any plan. The Contract provides for variable or fixed annuity payments to begin at some future date with the purchase payments for the Contract to be paid prior to the annuity commencement date in a series of payments flexible in respect to the date and amount of payment.


2.  ISSUANCE OF CONTRACT
The Contract is issued to the contract owner named in the application. The owner of the Contract may be the annuitant or someone else.

3.  MODIFICATION OF THE CONTRACT
A Contract may be modified at any time by written agreement between the owner and us. However, no such modification will adversely affect the rights of an owner under the Contract unless the modification is made to comply with a law or government regulation. The owner will have the right to accept or reject the modification. This right of acceptance or rejection may be limited for Contracts used as individual retirement annuities.

4.  ASSIGNMENT
If the Contract is sold in connection with a tax-qualified program, (including employer sponsored employee pension benefit plans, tax-sheltered annuities and individual retirement annuities,) neither the owner's nor the annuitant's interest may be assigned, sold, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, except under such conditions as may be allowed under applicable law.
  If the Contract is not issued in connection with a tax-qualified program, the interest of any person in the Contract may be assigned during the lifetime of the annuitant. We will not be bound by any assignment until we have recorded written notice of it at our home office. We are not responsible for the validity of any assignment. An assignment will not apply to any payment or action made by us before it was recorded. Any proceeds which become payable to an assignee will be payable in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment. To the extent permitted by law, no benefit provided by this Contract will be subject to any creditor's claim or process of law.

5.  LIMITATIONS ON PURCHASE PAYMENTS
You may choose when to make purchase payments under the Contract. There is no minimum amount which must be allocated to any sub-account of the Variable Account or to the Fixed Account.
  Total purchase payments under the Contract may not exceed $1,000,000, except with our consent. The amount of any initial purchase payment must be at least $2,000 and any subsequent purchase payments must be in the amount of at least $500. These minimums may be waived by us under certain automatic or group payment plans which may be established and agreed to by us in advance. Purchase payment amounts in such plans will generally be required to be in an amount of at least $50. There may be limits on the maximum contributions to retirement plans that qualify for special tax treatment.
  You may stop making purchase payments at any time. If the owner stops making purchase payments, the Contract remains in force as a paid-up annuity according to its terms. Its value may be applied to provide annuity payments at a later date.

  We may, at our discretion, cancel a Contract if no purchase payments are made for a period of two or more full contract years and both (a) the total purchase payments made, less any withdrawals and associated charges, and (b) the accumulation value of the Contract, are less than $2,000. If such a cancellation takes place, we will pay the accumulation value to the owner.

  We will notify the owner of our intention to exercise these rights in the annual report. We will act 90 days after the contract anniversary unless an additional purchase payment is received before the end of that 90 day period.

6.  DEFERMENT OF PAYMENT
Usually, we will make payment within seven days after payment is called for by the terms of the Contract. However, in the case of payment from the Fixed Account or the General Account, we reserve the right to defer payment of withdrawal or surrender benefits for up to six months. In the case of payments from the Variable Account, we reserve the right to defer payment for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing) or when the Securities and Exchange Commission has determined that a state of emergency exists which may make such determination and payment impractical.

7.  PARTICIPATION IN DIVISIBLE SURPLUS
The Contract participates in our divisible surplus, according to the annual determination of our Board of Trustees as to the portion, if any, of our divisible surplus which has accrued on the Contract.
  No assurance can be given as to the amount of divisible surplus, if any, that will be distributable under the Contract in the future. Such amount may arise if mortality and expense experience is more favorable than assumed. When any distribution of divisible surplus is made, it may take the form of additional payments to annuitants or the crediting of additional accumulation units or, if the owner so elects, a cash payment.

8.  CONTRACT LOANS
A Contract which satisfies the requirements of Code Section 403 as a tax-sheltered annuity (a "TSA Contract") and under a plan which provides for loans and which is not subject to Title I of ERISA may take a loan from us, to the extent that such loans are permitted by applicable state law, the contract forms have been approved by the appropriate state insurance authorities and as administratively feasible. The Contract will be the only security for the loan.
  The maximum loan available is the lesser of (a) or (b), where (a) is $50,000 and (b) is the greater of: (i) one-half of the Surrender Value; or (ii) the Surrender Value up to the amount of $10,000, less the amount of interest that would be charged during the first quarter that the loan would be outstanding and less any applicable deferred sales charge. Such a loan taken from, or secured by, a TSA Contract may have income tax consequences. See the heading "Federal Tax Status," in this Prospectus. The maximum loan amount is determined as of the date we receive a request for a loan. The minimum loan amount is $1,000.

  Upon receiving a written request for a loan, we will send a loan application and agreement. We will charge interest in arrears. Restrictions other than the maximum loan amount which apply to loans are: (a) only one loan may be outstanding at any time; (b) a period of at least three months is required between the repayment of a loan and the application for a new loan; (c) if there is an outstanding loan on the Contract, then any withdrawals will be limited to surrender value, less the outstanding loan principal, less any interest due; (d) a loan is not available if annuity payments have begun; and (e) the TSA loan account portion of a Contract may not be transferred to the Variable Account when a loan is outstanding, provided, however, that a single transfer from the TSA loan account will be allowed each calendar year in an amount no more than the TSA loan account value less the outstanding loan principal, less the outstanding interest, and less any applicable deferred sales charge.


  The loan amount requested, plus the first quarter's interest, plus any applicable deferred sales charge, will be transferred from the portion of the accumulation value allocated to the Variable Account or the Fixed Account Guarantee Period of more than one year to the Fixed Account Guarantee Period of a one-year duration. Amounts available for a TSA Loan may only come from the Fixed Account Guarantee Period option for a one-year duration. Unless we are directed otherwise, amounts will be transferred from sub-accounts of the Variable Account and the Fixed Account Guarantee Option for other than a one-year period in the same proportion that the allocations to each sub-account bears to his or her total allocations to the Variable Account and the guarantee options prior to the loan.


LOAN INTEREST AND TSA LOAN ACCOUNT INTEREST
The interest rate charged on a loan is variable and will be set on the first day of each calendar quarter. It will apply to the outstanding loan principal in that calendar quarter. The loan interest rate will not exceed the greater of the "published monthly average" for the calendar month ending two months before the beginning of the calendar quarter or the "interest rate in effect on the Contract" plus 1%. The "published monthly average" means the Moody's Composite Average of Yields on Bonds as published by the Moody's Investors Service. The "interest rate in effect on the Contract" is the interest rate credited on the Fixed Account Guarantee Period of a one-year duration, including amounts held in the TSA loan account.

  The interest rate credited to allocations of accumulation value to the one year Fixed Account Guarantee Period will also be credited to the TSA loan account, which will have the effect of reducing the effective interest rate to be paid on the loan to the difference between the interest rate paid on the loan and that credited on the TSA loan account. A loan will have a permanent effect on the Contract's accumulation value. The effect could be either positive or negative, depending upon whether the investment results of the sub-accounts and Fixed Account Guarantee Period options of other durations are greater or lesser than the interest rate credited on the TSA loan account.


LOAN REPAYMENT
Repayment must be made in substantially equal quarterly payments over a period of five years or less. Early repayment may be made without penalty at any time. When the loan is repaid, then the TSA loan account terminates, and the amounts remain in the Fixed Account Guarantee Period of a one year duration. A reallocation of these amounts among the Fixed Account and the sub-accounts of the Variable Account may be made by exercising the Contract's transfer rights.

  If there is a surrender while a loan is outstanding, then the loan is due at that time. If the loan is not repaid at that time, the payment on surrender will be the surrender value, less the outstanding loan principal, less any interest due. In addition, depending upon the circumstances, such a surrender may result in income taxation, tax penalties and disqualification of the participant's interest in the Contract as a tax-sheltered annuity.


  Failure to meet the requirements of the loan agreement will result in its termination. Loan amounts will then be treated as distributions under the Contract. Treatment of a loan as a distribution will result in taxable income under applicable tax rules. In addition, depending upon the circumstances, it may result in income taxation, tax penalties, and disqualification of the Contract as a tax-sheltered annuity. If there is a distribution, the accumulation value will be reduced by the amount of the outstanding loan principal, reduced by any interest due, and reduced by any applicable deferred sales charge on that amount.


B.  ANNUITY PAYMENTS AND ANNUITY PAYMENT OPTIONS

1.  ANNUITY PAYMENTS
Both fixed and variable annuity payments are available under the Contract. If the owner fails to elect an annuity payment option or an annuity form, then a variable annuity will be provided using the Money Market sub-account and the annuity option shall be Option 2A, a life annuity with a period certain of 120 months. We restrict the maximum amount which may be applied to provide a fixed annuity payment under the Contract. Without our prior consent, the maximum amount which may be applied under the Contract for a fixed annuity payment is $1,000,000. The minimum first monthly annuity payment on either a variable or fixed dollar basis is $20. If such first monthly payment would be less than $20, or if a smaller minimum amount would be required by law, we may fulfill our obligation by paying in a single sum the surrender value of the Contract. This payment would be in lieu of all other rights under the Contract.
  Variable annuity payments are determined on the basis of (a) the mortality table specified in the Contract, which is based upon the age of the annuitant and any joint annuitant, if applicable, (b) the type of annuity payment option selected, and (c) the investment performance of the Funds selected by the contract owner. The amount of the variable annuity payments will not be affected by adverse mortality experience or by an increase in our expenses in excess of the expense deductions provided for in the Contract. The annuitant will receive the value of a fixed number of annuity units each month, or such other period as may be agreed upon between the owner and us. The value of such units, and thus the amounts of the annuity payments will, however, reflect investment gains and losses and investment income of the Funds, and thus the annuity payments will vary with the investment experience of the assets of the Funds selected by the contract owner.

2.  ELECTING THE ANNUITY COMMENCEMENT DATE AND FORM OF ANNUITY
The Contract provides for three annuity payment options, any one of which may be elected if permitted by law. Other annuity payment options may be available from us on request. Each annuity payment option may be elected in the form of either a variable annuity or a fixed annuity payment basis, or a combination of the two.

  Annuity payments begin on the annuity commencement date. Annuity payments are always made as of the first day of a month. If the annuity commencement date is not specified in the application, it will be the later of the first of the month following the annuitant's 85th birthday or ten years after issue. If the owner wishes to change the annuity commencement date, he or she must notify us in writing: (a) that annuity payments are to be made to the annuitant or other designated payee; (b) when these payments are to begin; (c) the form of the annuity; and (d) what annuity payment option has been selected. We must receive this notice at least 30 days before annuity payments are to begin. This Contract permits annuity payments to begin no later than age 85 or ten years after the date of issue of this Contract, whichever is later.

  While the Contract requires that notice of election to begin annuity payments must be received by us at least 30 days prior to the annuity commencement date, we are currently waiving that requirement for such variable annuity elections received at least seven valuation days prior to the annuity commencement date. We reserve the right to enforce the 30 day notice requirement at our option at any time in the future.
  Money will be transferred to the General Account for the purpose of electing fixed annuity payments, or to the appropriate variable sub-accounts for variable annuity payments, on the valuation date which is the fifth valuation date preceding the annuity commencement date.
  Once annuity payments have commenced, the owner cannot surrender an annuity benefit and receive a single sum settlement in lieu thereof.
  Benefits under retirement plans that qualify for special tax treatment generally must commence no later than the April 1 following the year in which the participant reaches age 70 1/2 and are subject to other conditions and restrictions.

3.  ANNUITY PAYMENT OPTIONS

OPTION 1--LIFE ANNUITY

This is an annuity payable during the lifetime of the annuitant and terminating with the last payment preceding the death of the annuitant. This option usually provides the maximum monthly payment since there is no guarantee of a minimum number of payments or provision for a death benefit for beneficiaries. It would be possible under this option for the annuitant to receive only one annuity payment if he or she died prior to the due date of the second annuity payment, two if he or she died before the due date of the third annuity payment, etc.

OPTION 2--LIFE ANNUITY WITH A PERIOD CERTAIN OF 120 MONTHS (OPTION 2A), 180 MONTHS (OPTION 2B), OR 240 MONTHS (OPTION 2C)
This is an annuity payable during the lifetime of the annuitant, with the guarantee that if the annuitant dies before payments have been made for the period certain elected, payments will continue to the beneficiary during the remainder of the period certain. If the beneficiary elects at the annuitant's death, the present value of the remaining guaranteed number of payments, based on the then current dollar amount of one such payment and using the same interest rate which served as a basis for the annuity shall be paid in a single sum to the beneficiary.

OPTION 3--JOINT AND LAST SURVIVOR ANNUITY
This is an annuity payable monthly during the joint lifetime of the annuitant and a designated joint annuitant and continuing thereafter during the remaining lifetime of the survivor. Under this option there is no guarantee of a minimum number of payments or provision for a death benefit for beneficiaries. If this option is elected, the Contract and payments shall then be the joint property of the annuitant and the designated joint annuitant. It would be possible under this option for both annuitants to receive only one annuity payment if they both died prior to the due date of the second annuity payment, two if they died before the due date of the third annuity payment, etc.

4.  DETERMINATION OF AMOUNT OF FIRST MONTHLY ANNUITY PAYMENT

Under the Contracts described in this Prospectus, the first monthly annuity payment is determined by the available value of the Contract when an annuity begins. The available value is the Contract's accumulation value, adjusted for any applicable market value adjustment from the Fixed Account, as of the fifth valuation date preceding the date annuity payments begin when the annuity option is based on a lifetime, joint lifetimes or a fixed period of at least 10 years. If the annuity option selected is an annuity payment period of less than 10 years, the available value is the surrender value as of the valuation date.

  In addition, we may deduct premium tax, where applicable, from the amount applied to purchase annuity payments. Where applicable, these taxes currently range from 0% to 3.5%, depending on state and the type of plan involved.
  The amount of the first monthly payment depends on the annuity payment option elected, whether the annuity payments are to be made on a fixed or variable basis, and sex and adjusted age of the annuitant and the joint annuitant, if any.
  For both fixed and variable annuity payments, an age adjustment is made depending on when annuity payments begin. If the year in which such payments begin is within years 2000 to 2009, the annuitant's (and joint annuitant's, if any) age is reduced by one year. If the annuity commencement date is between years 2010 to 2019, 2020 to 2029, or 2030 and later, the age reduction is two, three, or four years, respectively. Persons selecting an annuity commencement date at a time an age adjustment takes place should consider annuitizing prior to the occurrence of the age adjustment in order to avoid a reduction in the amount of all annuity payments that would otherwise occur.

  The Contract contains tables indicating the dollar amount of the monthly fixed annuity payments under each annuity payment option for each $1,000 of value applied. The tables are determined using Individual Annuity 1983 Table A mortality with an age setback of one year and interest rate of 3%, compounded annually.

  The dollar amount of the first monthly variable annuity payment is determined by applying the available value (after deduction of any premium taxes not previously deducted) to a rate per $1,000 which is based on the Individual Annuity 1983 Table A female mortality rates with an age setback of one year and an interest rate of 4.5%, compounded annually. A number of annuity units is determined by dividing the dollar amount of the first variable annuity payment by the then current annuity unit value. The dollar amount determined for each sub-account will be aggregated for purposes of making payment. Except under certain joint annuity payment options which provide for decreased payments after the first death, or where a transfer occurs, the number of annuity units remains unchanged during the period of annuity payments.
  If, when annuity payments begin, we are using mortality or interest assumptions which are more favorable than those listed above, resulting in larger annuity payments, we will use those assumptions instead.

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5.  AMOUNT OF SECOND AND SUBSEQUENT MONTHLY ANNUITY PAYMENTS
The dollar amount of the second and later variable annuity payments is equal to the number of annuity units determined for each sub-account multiplied by the annuity unit value for that sub-account as of the due date of the payment. This amount may increase or decrease from month to month. The dollar amount determined for each sub-account will be aggregated for the purpose of making an annuity payment.
  The dollar amount of the second and later fixed annuity payments, except under certain joint annuity payment options which provide for decreased payments after the first death, will be equal to the initial payment.

6.  VALUE OF THE ANNUITY UNIT
The value of an annuity unit for a sub-account is determined monthly as of the first day of the month. For purposes of determining the annuity unit value, the accumulation unit value will be as of the fifth valuation date preceding the first day of the calendar month. The annuity unit value is equal to the annuity unit value for that sub-account as of the first day of the preceding month multiplied by the product of: (a) .996338 (.996338 is a factor to neutralize the assumed net investment rate, discussed in Section 3 above, of 4.5% per annum built into the first payment calculation which is not applicable because the actual net investment rate is credited instead); and (b) a sub-account investment factor. The investment factor is the accumulation unit value for that sub-account for the preceding month divided by the accumulation unit value for the second preceding month. The value of an annuity unit for a sub-account as of any date other than the first day of a month is equal to its value as of the first day of the next succeeding month.

7.  TRANSFER OF ANNUITY RESERVES
Amounts held as annuity reserves may be transferred among the variable annuity sub-accounts during the annuity period. Annuity reserves may also be transferred from a variable annuity to a fixed annuity during this time. Amounts paid as a fixed annuity may not be transferred to a variable annuity. The change must be made by a written request. The annuitant and joint annuitant, if any, must make such an election.
  There may be restrictions to such a transfer. We reserve the right to require that a transfer of an annuity reserve amount from any sub-account be at least equal to $5,000 or the entire amount of the reserve remaining in that sub-account. In addition, annuity payments must have been in effect for a period of 12 months before a change may be made. Such transfers can be made only once every 12 months. The written request for an annuity transfer must be received by us more than 30 days in advance of the due date of the annuity payment subject to the transfer. Upon request, we will make available to you annuity reserve amount sub-account information.
  A transfer to another sub-account will be made on the basis of annuity unit values. The number of annuity units from the sub-account being transferred will be converted to a number of annuity units in the new sub-account. The annuity payment option will remain the same and cannot be changed. After this conversion, a number of annuity units in the new sub-account will be payable under the elected option. The first payment after conversion will be of the same amount as it would have been without the transfer. The number of annuity units will be set at that number of units which are needed to pay that same amount as of the transfer date.
  When we receive a request for the transfer of variable annuity reserves, it will be effective for future annuity payments. The transfer will be effective and amounts actually transferred as of the fifth valuation date prior to the next annuity payment affected by your request. We will use the same valuation procedures to determine your variable annuity payment that we used initially.
  If you request a transfer to a fixed annuity, the amount transferred will then be applied to provide a fixed annuity payment amount. We will use the then current fixed annuity rate at the time of transfer for the remaining period of the annuity payment option (which shall remain unchanged) and the attained age of the annuitant and joint annuitant, if any. The request for such a transfer to a fixed annuity will be effective only for future annuity payments. The transfer will be effective and amounts will actually be transferred as of the fifth valuation date prior to the next annuity payment affected by your request.

C.  DEATH BENEFITS
If the owner dies before annuity payments have started, we will pay the death benefit of the Contract to the beneficiary. If the owner of this Contract is other than a natural person, such as a trust or other similar entity, we will pay the death benefit to the beneficiary on the death of the annuitant, if it occurs prior to the date that annuity payments have started. The death benefit will be paid in a single sum to the beneficiary designated unless an annuity payment option is elected.

  If the owner or the annuitant, if applicable, dies prior to his or her 75th birthday, the death benefit is the greater of: (a) accumulation value; (b) the sum of purchase payments adjusted for any amounts previously withdrawn; or (c) the last stepped-up value prior to the date of death, adjusted for any purchase payments and withdrawals occurring thereafter.


  If the owner or the annuitant, if applicable, dies on or after his or her 75th birthday, the death benefit is the greater of: (a) surrender value; or (b) the last stepped-up value prior to the date of death, adjusted for any withdrawals occurring thereafter.


  The stepped-up value will be determined on each contract anniversary that is an exact multiple of five and is prior to the 75th birthday of the owner or the annuitant, if applicable. The stepped-up value is the greater of: (a) accumulation value on that contract anniversary; or (b) the previous stepped-up value. Where joint owners exist, there will be no further stepped-up values after the 75th birthday of the oldest joint owner. After the death of the first joint owner, stepped-up values may resume on the next contract anniversary that is an exact multiple of five providing the surviving joint owner continues the Contract and has not yet reached his or her 75th birthday.

  The value of the death benefit will be determined as of the valuation date coincident with or next following the day we receive due proof of death and all related information necessary to make payment at our home office.
  If the designated beneficiary is a person other than the owner's spouse, that beneficiary may elect an annuity option measured by a period not longer than that beneficiary's life expectancy only so long as annuity payments begin not later than one year after the death. If there is no designated beneficiary, then the entire value in the Contract must be distributed within five years after the death.
  If any portion of the death benefit is payable to the designated beneficiary who is also the surviving spouse, that spouse shall be treated as the contract owner for purposes of: (1) when payments must begin, and (2) the time of distribution in the event of that spouse's death. Payments must be made in substantially equal installments.
  If the annuitant dies after annuity payments have started, we will pay whatever amount may be required by the terms of the annuity payment option selected. The remaining value in the Contract must be distributed at least as rapidly as under the option in effect at the annuitant's death.
  To illustrate the death benefit, assume a Contract is issued to joint owners, age 69 and 62. A single purchase payment of $50,000 is made and no withdrawals are assumed to occur. On the fifth contract anniversary (owners age 74 and 67), the accumulation value has increased to $62,500. Both owners are under age 75 so the death benefit is "stepped-up" to $62,500. In the 8th contract year, the oldest owner (now age 77) dies. The current accumulation and surrender value has decreased to $61,000. The death benefit available to the joint owner is the greater of the accumulation value less withdrawals or the previous stepped-up value of $62,500. Assume further that the joint owner, being the spouse, chooses to continue the Contract. On the tenth contract anniversary the accumulation value has increased to $75,000 and the surviving owner is now age 72. The death benefit is again stepped-up to the current value of $75,000. On the fifteenth contract anniversary, the owner is now age 77 and is no longer eligible for further step-ups. At age 80, the remaining owner dies with an accumulation value and surrender value of $78,000. The amount payable to the beneficiary is then the amount of $78,000.

D.  PURCHASE PAYMENTS, TRANSFERS AND VALUE OF THE CONTRACT

1.  CREDITING ACCUMULATION UNITS
During the accumulation period--the period before annuity payments begin--each purchase payment is credited on the valuation date coincident with or next following the date such purchase payment is received by us at our home office. When the Contract is originally issued, an application form is completed by the applicant and forwarded to our home office. We will review each application form submitted to us for compliance with our issue criteria and, if it is accepted, a Contract will be issued.
  If the initial purchase payment is accompanied by an incomplete application, that purchase payment will not be credited until the valuation date coincident with or next following the date a completed application is received. We will offer to return the initial purchase payment accompanying an incomplete application if it appears that the application cannot be completed within five business days.

  Purchase payments may be allocated to one or more of the sub-accounts of the Variable Account or to one or more of the guarantee periods of the Fixed Account for accumulation at a fixed rate of interest. See the heading, "Fixed Account Guarantee Period Options," in this Prospectus. Initially, the allocation will be as the owner directs in the application, and such instructions will apply to further purchase payments until changed by the owner. An application received without allocation instructions will be treated as incomplete.


  During the 30-day period following receipt of the first purchase payment into the Contract, we will allocate purchase payments directed to the variable sub-accounts first to the Money Market sub-account of the Variable Account. At the end of this 30-day period, these purchase payments will be transferred as the owner directs.

  Purchase payments allocated to the Variable Account will be credited to the Contract in the form of accumulation units. The number of accumulation units credited with respect to each purchase payment is determined by dividing the portion of the purchase payment allocated to each sub-account by the then current accumulation unit value for that sub-account. The sub-accounts invest in shares of the Funds.
  The number of accumulation units so determined shall not be changed by any subsequent change in the value of an accumulation unit, but the value of an accumulation unit will vary from valuation date to valuation date to reflect the investment experience of the Funds.
  We will determine the value of accumulation units on each day on which the Funds are valued. The net asset value of the Funds' shares shall be computed once daily, and, in the case of Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (as of the date hereof the primary close of trading is 3:00 p.m. (Central Time), but this time may be changed) on each day, Monday through Friday, except (i) days on which changes in the value of such Fund's portfolio securities will not materially affect the current net asset value of such Fund's shares, (ii) days during which no such Fund's shares are tendered for redemption and no order to purchase or sell such Fund's shares is received by such Fund and
(iii) customary national business holidays on which the New York Stock Exchange is closed for trading (as of the date hereof, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day). The value of accumulation units determined on a valuation date will be applicable to all purchase payments received by us at our home office on that day prior to the close of business of the Exchange. The value of accumulation units applicable to purchase payments received after the close of business of the Exchange will be the value determined on the next valuation date.

2.  TRANSFERS

Upon the owner's written request, values under the Contract may be transferred among our Fixed Account Guaranteed Options and the sub-accounts of the Variable Account prior to the commencement of annuity payments. For the sub-accounts of the Variable Account, we will make the transfer on the basis of accumulation unit values on the valuation date coincident with or next following the day we receive the request at our home office. No deferred sales charge will be imposed on such transfers, though we reserve the right to impose a transaction fee on such transfers in the future. There is no dollar amount limitation, such as a minimum amount, which is applied to transfers. A market value adjustment may be imposed on transfers from the guarantee periods of the Fixed Account to the Variable Account or among those guarantee period options. See the heading "Fixed Account Guarantee Period Options" in this Prospectus.


  You may establish a systematic transfer arrangement with us. Transfers pursuant to such an arrangement will be made on the day the owner selects. If a transfer cannot be effected on the day selected, it will be made on the next available transfer date. In the event the next available transfer date would occur in the next calendar month, the systematic transfer will take place as of the last available day in the current calendar month. In the absence of specific instructions, transfers will be made on a monthly basis and will remain active until the appropriate Fixed Account or variable sub-account value is depleted.

  As a type of systematic transfer arrangement, for Contracts with accumulation values of $10,000 or more, we will offer rebalancing of amounts in the Variable Account on a quarterly, semi-annual or annual basis. Instructions to us for rebalancing must be in equal percentages totaling 100% and will be treated as instructions for transfer to and from the various sub-accounts of the Variable Account. Rebalancing instructions will be without regard to the current allocation of future contributions, they may differ from those future allocations and are not limited to any minimum or maximum number of sub-accounts affected by the rebalancing instructions.
  Also, the owner or persons authorized by the owner may effect transfers, or a change in the allocation of future purchase payments, by means of a telephone call. Transfers or allocation changes made pursuant to such a call are subject to the same conditions and procedures as are outlined above for written transfer requests. During periods of marked economic or market changes, contract owners may experience difficulty in implementing a telephone transfer due to a heavy volume of telephone calls. In such a circumstance, contract owners should consider submitting a written transfer request while continuing to attempt a telephone transfer. We reserve the right to restrict the frequency of telephone transfers or otherwise modify, condition, terminate or impose charges upon telephone transfer privileges. For more information on telephone transfers, contact Minnesota Mutual.
  We make telephone transactions automatically available to all contract owners. We will employ reasonable procedures to satisfy ourselves that instructions received from contract owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require contract owners or persons authorized by them to personally identify themselves in those telephone conversations through contract numbers, social security numbers and such other information as we may deem to be reasonable. We record telephone transfer instruction conversations and we provide the contract owners with a written confirmation of the telephone transfer.

  We reserve the right under the Contract to impose a transaction charge, not to exceed $25, for each transfer when the frequency of transfer requests exceeds one every calendar month. Currently, we do not impose such a charge. If we apply such a charge in the future, this charge will reduce the amount of your transfer.


3.  VALUE OF THE CONTRACT

The accumulation value of the Contract is the sum of the values under the Contract. It is determined separately for each sub-account of the Variable Account and each entry in the guarantee periods of the Fixed Account. For each sub-account of the Variable Account, it is the number of accumulation units credited for that sub-account multiplied by the applicable current accumulation unit value.


4.  ACCUMULATION UNIT VALUE
The value of an accumulation unit for each sub-account of the Variable Account was set at $1.000000 on the first valuation date of the Variable Account. The value of an accumulation unit on any subsequent valuation date is determined by multiplying the value of an accumulation unit on the immediately preceding valuation date by the net investment factor for the applicable sub-account (described below) for the valuation period just ended. The value of an accumulation unit as of any date other than a valuation date is equal to its value on the next succeeding valuation date.

5.  NET INVESTMENT FACTOR FOR EACH VALUATION PERIOD
The net investment factor is an index used to measure the investment performance of a sub-account from one valuation period to the next. For any sub-account, the net investment factor for a valuation period is the gross investment rate for such sub-account for the valuation period, less a deduction for the mortality and expense risk charge at the current rate of 1.25% per annum and a deduction for the administration charge at the current rate of .15% per annum.
  The gross investment rate is equal to: (1) the net asset value per share of a Portfolio share held in a sub-account of the Variable Account determined at the end of the current valuation period, plus (2) the per share amount of any dividend or capital gain distribution by the Portfolio if the "ex-dividend" date occurs during the current valuation period, divided by (3) the net asset value per share of that Portfolio share determined at the end of the preceding valuation period. The gross investment rate may be positive or negative.

6.  PRINCIPAL UNDERWRITER
The principal underwriter for the Contract is Voyageur Fund Distributors, Inc. ("Voyageur Distributors"). Voyageur Distributors is a Minnesota corporation with offices at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402. Voyageur Distributors is an indirect, wholly-owned subsidiary of Dougherty Financial Group, Inc. ("DFG"), at the same address as Voyageur Distributors. DFG is owned 49% by Michael E. Dougherty, 49% by Pohlad Companies, Inc. and less than 1% by certain employee retirement plans for the benefit of DFG employees. The address of the Pohlad Companies is 3880 Dain Bosworth Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402. Voyageur Managers, the investment sub-adviser to the Growth and Global Bond Portfolios of the MIMLIC Fund, is also an indirect, wholly-owned subsidiary of DFG.


E.  REDEMPTIONS

1.  WITHDRAWALS AND SURRENDER
The Contract provides that prior to the date annuity payments begin withdrawals may be made by the owner from the Contract for cash amounts of at least $250. You must make a written request for any withdrawal. In this event, the accumulation value will be adjusted for the amount of the withdrawal and any applicable market value adjustment and the deferred sales charge.

  Unless instructed otherwise by the owner, withdrawals will be made from the value in each guarantee period of the Fixed Account and each sub-account of the Variable Account in the same proportion that the value in each guarantee period of the Fixed Account and each variable sub-account bears to the total accumulation value. Withdrawal values will be determined as of the valuation date coincident with or next following the date a written request is received at our home office. Withdrawals from the Fixed Account may be subject to a market value adjustment. See the heading "Fixed Account Guarantee Period Options" in this Prospectus.

  Systematic withdrawal plans of a fixed amount or over a fixed period may also be available.
  We will waive the applicable dollar amount limitation on withdrawals where a systematic withdrawal program is in place and such a smaller amount satisfies the minimum distribution requirements of the Code.

  The Contract provides that prior to the commencement of annuity payments, the owner may elect to surrender the Contract for its surrender value. The surrender value is equal to the accumulation value after the application of all applicable adjustments and deduction of all applicable charges. Amounts surrendered may be subject to a deferred sales charge and, in addition, amounts surrendered from the Fixed Account may be subject to a market value adjustment. See the heading "Fixed Account Guarantee Period Options" in this Prospectus.


  Payment of any surrender or withdrawal amount may be deferred as described under "General Provisions, 6. Deferment of Payment" above. In addition, payment may be delayed if the accumulation units to be canceled in connection with the surrender or withdrawal are attributable to a purchase payment check which has not cleared. Such a delay can be avoided by use of certified checks in making purchase payments.

  For more information on the application of the deferred sales charge, see "Sales Charges," in this Prospectus.
  Once annuity payments have commenced for an annuitant, the annuitant cannot surrender the annuity benefit and receive a single sum settlement in lieu thereof. For a discussion of commutation rights of beneficiaries subsequent to the annuity commencement date, see "Annuity Payment Options," in this Prospectus.
  Contract owners may also submit their signed written withdrawal or surrender requests to Minnesota Mutual by facsimile (FAX) transmission. Our FAX number is
(612) 298-7942. Transfer instructions or changes as to future allocations of purchase payments may be communicated to us by the same means.

2.  RIGHT OF CANCELLATION
You should read the Contract carefully as soon as it is received. You may cancel the purchase of a Contract within ten days after its delivery, for any reason, by giving us written notice at 400 Robert Street North, St. Paul, Minnesota 55101-2098, of an intention to cancel. If the Contract is canceled and returned, we will refund to the owner the greater of (a) the accumulation value of the Contract, or (b) the amount of purchase payments paid under the Contract. Payment of the requested refund will be made to the owner within seven days after we receive notice of cancellation.
  In some states, such as California, the free look period may be extended. In California, the free look period is extended to thirty days' time for Contracts issued or delivered to owners that are 60 years of age or older at the time of delivery. Those rights are subject to change and may vary among the states.

  The liability of the Variable Account under the foregoing is limited to the accumulation value of the Contract at the time it is returned for cancellation. Any additional amounts necessary to make our refund to the owner equal to the purchase payments will be made by Minnesota Mutual.

------------------------------------------------------------------------
FIXED ACCOUNT GUARANTEE PERIOD OPTIONS


Due to certain exemptive and exclusionary provisions, interests in the Fixed Account investment options under the Contract are not registered under the Securities Act of 1933 ("the '33 Act") and neither our General Account nor its Fixed Account, which is a separate account of Minnesota Mutual, is registered as an investment company under the Investment Company Act of 1940 ("the '40 Act"). Accordingly, neither interests in the Fixed Account investment options nor the General Account are subject to the provisions or restrictions of the '33 Act or the '40 Act and the staff of the Commission has not reviewed the disclosures in the Prospectus relating thereto. Disclosures relating to interests in the Fixed Account options and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.



FIXED ACCOUNT GUARANTEE PERIODS. Currently, there are five Fixed Account Guarantee Periods under the Contract; these provide for the accumulation of interest at a guaranteed interest rate when held for one, three, five, seven and ten year periods. Minnesota Mutual may offer additional Fixed Account Guarantee Period options for any yearly period from two to ten years. It also may at any time stop accepting new purchase payments, transfers or renewals for a particular guarantee period. The guaranteed interest rate on new amounts allocated or transferred to a Fixed Account Guarantee Period option are determined from time-to-time by Minnesota Mutual in accordance with existing market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is established for a Fixed Account Guarantee Period option, it is guaranteed for the duration of the stated period and may not be changed by Minnesota Mutual.

  Contract owners may allocate purchase payments, or make transfers from the Variable Account options, to the Fixed Account Guarantee Period options at any time prior to the annuity commencement date. Minnesota Mutual establishes a separate entry in the Fixed Account for accounting and interest rate purposes each time the contract owner allocates or transfers amounts to a Fixed Account Guarantee Period option, except that amounts allocated or transferred to the same Fixed Account Guarantee Period option on the same day will establish a single fixed account entry.


RENEWALS. At the end of a guarantee period, the contract owner may establish a new Fixed Account Guarantee Period with the same guarantee period at the then current interest rate, select a different Fixed Account Guarantee Period option or transfer the amounts to a Variable Account option or those amounts may be withdrawn from the Contract (though such amounts withdrawn may be subject to a deferred sales charge). A period of 30 days prior to or immediately following the renewal date of each guarantee period is allowed for this purpose.


  If the contract owner does not specify the Fixed Account Guarantee Period option desired at the time of renewal, Minnesota Mutual will automatically renew the funds held in that guarantee period option for the same duration at the newly established interest rate, provided, however, that we will select a period which does not extend beyond the annuity commencement date elected in the Contract. The interest rate applicable to the new guarantee period may be higher or lower than the interest rate which was credited to the expired guarantee period. If, at the time of renewal, a guarantee period of the same duration is no longer available, Minnesota Mutual will select the next shortest available guarantee period.



MARKET VALUE ADJUSTMENT.    Amounts surrendered, withdrawn, transferred or
applied to provide annuity payments from the guarantee period of the Fixed Account prior to the renewal date may be subject to a market value adjustment. The market value adjustment may increase or decrease the amount of the Fixed Account value which is being transferred, withdrawn or surrendered. This adjustment does not apply to amounts held in the one year Guarantee Period Fixed Account.


  The market value adjustment will be calculated by multiplying the amount transferred, withdrawn, or surrendered by the market value adjustment factor. The market value adjustment factor is equal to:


                        (n/12)
         (1 + i)                - 1
     --------------
     (1 + j + .0025)

where   i =    Treasury rate applicable on the date of allocation into
               the Fixed Account for the original Guarantee Period.
        j =    Treasury rate applicable on the date of withdrawal,
               surrender or Transfer for the original Guarantee Period.
        n =    the number of months remaining in the Guarantee Period,
               rounded to the nearest whole number of months.


  The Treasury rate applicable for a particular day will be the rate as of the close of the prior business day. If Treasury rates are no longer available we will use an appropriate rate approved by the Insurance Department of the state which has jurisdiction over the Contract. Treasury rates for each business day are published by a variety of sources, including BLOOMBERG FINANCIAL MARKETS SERVICE and the WALL STREET JOURNAL.


  We guarantee that the application of the market value adjustment will not reduce the accumulation value of each Fixed Account Guarantee Period to an amount less than allocations to that Fixed Account Guarantee Period, less withdrawals or transfers, accumulated at a rate of 3%, compounded annually.


  There will be no market value adjustment in the following situations: (a) transfers, withdrawals and surrenders from the one year guarantee period of the Fixed Account; (b) transfers, withdrawals and surrenders occurring within 30 days prior to or immediately following the renewal date of each guarantee period; and (c) amounts withdrawn from the Fixed Account to pay the contract fee. However, amounts withdrawn or surrendered may be subject to the deferred sales charge.


  It should be noted that the market value adjustment can, depending upon interest rates, be either positive or negative. However, there will be no negative market value adjustment applied to withdrawals or surrenders from the Fixed Account Guarantee Period options when: (a) amounts are payable as a death benefit; (b) a surrender or withdrawal is requested any time after the first contract anniversary due to confinement in a hospital or medical care facility, as defined in the "Sales Charges" section of this Prospectus; and (c) a surrender or withdrawal is requested any time after the first contract anniversary in the event of the diagnosis of a terminal illness, as defined in the "Sales Charges" section of this Prospectus.



TRANSFERS.    Prior to the annuity commencement date, the contract owner may transfer amounts among the Fixed Account Guarantee Period options and from the Fixed Account Guarantee Period options to the Variable Account options. The market value adjustment, if applicable, will be applied or deducted from the amount remaining in the accumulation value. For further information, see the heading "Purchase Payments, Transfers and Value of the Contract" in this Prospectus.

  The contract owner must specify the Fixed Account Guarantee Period options from or to which a transfer is to be made.


WITHDRAWALS.    The contract owner may make withdrawals of or may surrender amounts held in the Fixed Account Guarantee Period options at any time prior to death and prior to the start of annuity payments. Withdrawals from Fixed Account Guarantee Period options will be made in the same manner and be subject to the same limitations as set forth under the heading "Withdrawals and Surrender" in this Prospectus. In addition, the following provisions apply to withdrawals from the Fixed Account Guarantee Period options: (1) Minnesota Mutual reserves the right to defer payment of amounts withdrawn from Fixed Account investment options for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, Minnesota Mutual will pay interest on the amount deferred at a rate not less than 3% per year); (2) if there are multiple investment entries under a Fixed Account Guarantee Period option, amounts will be withdrawn from such accounts on a first-in-first-out basis and (3) the market value adjustment described above may apply to withdrawals from any investment option except the Fixed Account Guarantee Period option with a duration of one year. In the case of a Contract surrender, the market value adjustment to each guarantee period option, if applicable, will be calculated using the full amount in that guarantee period option, and the amount of the adjustment will be added to or subtracted from such amount and paid to the owner. In the case of a withdrawal, the market value adjustment to each guarantee period option affected by the withdrawal will be calculated using the full amount to be taken from that guarantee period in order to provide the amount requested, after application of the adjustment and deduction of applicable charges, and the amount of the adjustment will be added to or subtracted from the accumulation value remaining after payment of the requested amount.
  Withdrawals from the Contract may be subject to income tax and a 10% penalty tax. Withdrawals are permitted from a Contract issued in connection with Section 403(b) qualified plans only under limited circumstances. Withdrawals may also be limited in other types of employee benefit plans. See the heading "Federal Tax Status," in this Prospectus.


LOANS.    We offer a loan privilege only to owners of Contracts issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. Owners of such a Contract may obtain loans using the Contract as the only security for a loan. Owners of such a Contract may borrow amounts allocated to Fixed Account Guarantee Period options of a one-year duration in the same manner and subject to the same limitations as set forth under "Contract Loans" in this Prospectus. Loans may be taken only from the one year guarantee period of the Fixed Account.



FIXED ANNUITY OPTIONS.    Subject to the death benefit provisions, at death,
withdrawal or at the annuity commencement date of the Contract, the proceeds may be applied to provide a fixed annuity. The amount of each fixed annuity payment is determined by applying the portion of the proceeds, adjusted for any applicable market value adjustment or deferred sales charges, to the appropriate table in the Contract. If the table in use by Minnesota Mutual is more favorable to the contract owner, Minnesota Mutual will use that table. Minnesota Mutual guarantees the dollar amount of fixed annuity payments.


------------------------------------------------------------------------
FEDERAL TAX STATUS

INTRODUCTION
The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. In addition, this discussion is based on our understanding of federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service.
  We are taxed as a "life insurance company" under the Internal Revenue Code. The operations of the Variable Account form a part of, and are taxed with, our other business activities. Currently, no federal income tax is payable by us on income dividends received by the Variable Account or on capital gains arising from the Variable Account's activities. The Variable Account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.

TAXATION OF ANNUITY CONTRACTS IN GENERAL
Section 72 of the Code governs taxation of nonqualified annuities in general and some aspects of qualified programs. No taxes are imposed on increases in the value of a Contract until distribution occurs, either in the form of a payment in a single sum or as annuity payments under the annuity option elected. As a general rule, deferred annuity contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year.
  For payments made in the event of a full surrender of an annuity, the taxable portion is generally the amount in excess of the cost basis (i.e., purchase payments) of the Contract. Amounts withdrawn from the variable annuity contracts not part of a qualified program are treated first as taxable income to the extent of the excess of the contract value over the purchase payments made under the Contract. Such taxable portion is taxed at ordinary income tax rates.

  In the case of a withdrawal under an annuity that is part of a qualified program, a portion of the amount received is taxable based on the ratio of the "investment in the contract" to the individual's balance in the retirement plan, generally the value of the annuity. The "investment in the contract" generally equals the portion of any premium payments made by or on behalf of an individual under an annuity which was not excluded from the gross income of the individual. For annuities issued in connection with qualified plans, the "investment in the contract" can be zero. The contract value may have to be increased by any positive market value adjustment which could result from a withdrawal. There is, however, no definitive guidance on the proper tax treatment of market value adjustments and the owner should contact a competent tax adviser with respect to the potential tax consequences of a market value adjustment.

  For annuity payments, the taxable portion is generally determined by a formula that establishes the ratio that the cost basis of the contract bears to the expected return under the contract. Such taxable part is taxed at ordinary income rates.
  If a taxable distribution is made under the variable annuity contracts, a penalty tax of 10% of the amount of the taxable distribution may apply. This additional tax does not apply where the taxpayer is 59 1/2 or older, where payment is made on account of the taxpayer's disability, or where payment is made by reason of death.
  The Code also provides an exception to the penalty tax for distributions in periodic payments of substantially equal installments made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and beneficiary.
  For some types of qualified plans, other tax penalties may apply to certain distributions.
  A transfer of ownership of a contract, the designation of an annuitant or other payee who is not also the contract owner, or the assignment of the contract may result in certain income or gift tax consequences to the contract owner that are beyond the scope of this discussion. A contract owner who is contemplating any such transfer, designation or assignment should consult a competent tax adviser with respect to the potential tax effects of that transaction.
  For purposes of determining a contract owner's gross income, the Code provides that all nonqualified deferred annuity contracts issued by the same company (or its affiliates) to the same contract owner during any calendar year shall be treated as one annuity contract. Additional rules may be promulgated under this provision to prevent avoidance of its effect through serial contracts or otherwise. For further information on these rules, see your tax adviser.

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Account to be "adequately diversified" in order for the contract to be treated as an annuity contract for federal tax purposes. The Variable Account, through the Funds, intends to comply with the diversification requirements prescribed in Regulations Section 1.817-5, which affect how the Funds' assets may be invested. Minnesota Mutual does not have control over the Funds or their investments. Nonetheless, Minnesota Mutual believes that each Portfolio of the Funds in which the Variable Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.

  In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets."
  The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of several sub-accounts in which to allocate net purchase payments and Contract values, and may be able to transfer among sub-accounts more frequently than in such rulings. These differences could result in a contract owner being treated as the owner of the assets of the Variable Account. In addition, Minnesota Mutual does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Minnesota Mutual therefore reserves the right to modify the Contract as necessary to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the Variable Account.

REQUIRED DISTRIBUTIONS
In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death. These requirements shall be considered satisfied if any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that owner's death. The owner's "designated beneficiary" is the person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death. It must be a natural person. However, if the owner's "designated beneficiary" is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.
  Nonqualified contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Minnesota Mutual intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.
  Other rules may apply to qualified contracts.

TAXATION OF DEATH BENEFIT PROCEEDS
Amounts may be distributed from a Contract because of death. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above.

POSSIBLE CHANGES IN TAXATION
In the past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of nonqualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this Prospectus Congress is not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

TAX QUALIFIED PROGRAMS
The contract is designed for use with several types of retirement plans that qualify for special tax treatment. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to actual age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.
  We make no attempt to provide more than general information about use of annuities with the various types of retirement plans. Owners and participants under retirement plans as well as annuitants and beneficiaries are cautioned that the rights of any person to any benefits under annuities purchased in connection with these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the annuity issued in connection with such a plan. Some retirement plans are subject to transfer restrictions, distribution and other requirements that are not incorporated into the annuity or our annuity administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the annuities comply with applicable law. Purchasers of annuities for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Contract.

PUBLIC SCHOOL SYSTEMS AND CERTAIN TAX EXEMPT ORGANIZATIONS
Under Code Section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes.
  Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of actual age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

INDIVIDUAL RETIREMENT ANNUITIES
Code Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of retirement plans may be placed into an Individual Retirement Annuity on a tax deferred basis. Employers may establish Simplified Employee Pension (SEP) Plans for making IRA contributions on behalf of their employees.

CORPORATE PENSION AND PROFIT-SHARING PLANS AND H.R. 10 PLANS
Code Section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this annuity is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the annuity.

DEFERRED COMPENSATION PLANS

Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The plans may permit participants to specify the form of investment for their deferred compensation account. All investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages. A governmental plan maintained by an eligible employer as a Section 457 plan must have, under the provisions of the Small Business Job Protection Act of 1996, all of the assets and income of the plan held in trust or in a qualifying custodial account or annuity contract held for the exclusive benefit of plan participants and beneficiaries. For such plans in effect at the time of the 1996 enactment, those plans must come into compliance with this requirement before January 1, 1999.


WITHHOLDING
In general, distributions from annuities are subject to federal income tax withholding unless the recipient elects not to have tax withheld. Different rules may apply to payments delivered outside the United States. Some states have enacted similar rules.
  Recent changes to the Code allow the rollover of most distributions from tax-qualified plans and Section 403(b) annuities directly to other tax-qualified plans that will accept such distributions and to individual retirement accounts and individual retirement annuities. Distributions which may not be rolled over are those which are: (1) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee,
(b) the joint lives or joint expectancies of the employee and the employee's designated beneficiary, or (c) for a specified period of ten years or more; (2) a required minimum distribution; or (3) the non-taxable portion of a distribution.
  Any distribution eligible for rollover, which may include payment to an employee, an employee's surviving spouse or an ex-spouse who is an alternate payee, will be subject to federal tax withholding at a 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity. It may be noted that amounts received by individuals which are eligible for rollover may still be placed in another tax-qualified plan or individual retirement account or individual retirement annuity if the transaction is completed within 60 days after the distribution has been received. Such a taxpayer must replace withheld amounts with other funds to avoid taxation on the amount previously withheld.

SEE YOUR OWN TAX ADVISER
It should be understood that the foregoing description of the federal income tax consequences under the Contracts is not exhaustive and that special rules are provided with respect to situations not discussed herein. It should also be understood that should a plan lose its qualified status, employees will lose some of the tax benefits described. Statutory changes in the Internal Revenue Code with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, tax advice may be needed by a person contemplating the purchase of a variable annuity contract or exercising elections under such a contract. For further information a qualified tax adviser should be consulted.

------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information, which contains additional information including financial statements, is available from the offices of Minnesota Mutual at your request. The Table of Contents for that Statement of Additional Information is as follows:

     Trustees and Principal Management Officers of Minnesota Mutual Distribution of the Contract
     Performance Data
     Auditors
     Registration Statement
     Financial Statements

APPENDIX A--
ILLUSTRATION OF VARIABLE ANNUITY PAYMENT VALUES

The illustration included in this appendix shows the effect of investment performance on the monthly variable annuity income. The illustration assumes a gross investment return, after tax, of: 0%, 6.67% and 12.00%.
  For illustration purposes, an average annual expense equal to 2.17% of the average daily net assets is deducted from the gross investment return to determine the net investment return. The net investment return is then used to project the monthly variable annuity incomes. The expense charge of 2.17% includes: 1.25% for mortality and expense risk, .15% for administrative charge, and an average of .77% for investment management and other fund expenses. These expenses are listed for each portfolio in the table following.
  The gross and net investment rates are for illustrative purposes only and are not a reflection of past or future performance. Actual variable annuity income will be more or less than shown if the actual returns are different than those illustrated.

  The illustration assumes 100% of the assets are invested in sub-account(s) of the Variable Account. For comparison purposes, a current fixed annuity income, available through the General Account is also provided. The illustration assumes an initial interest rate, used to determine the first variable payment of 4.50%. After the first variable annuity payment, future payments will increase if the annualized net rate of return exceeds the initial interest rate, and will decrease if the annualized net rate of return is less than the initial interest rate.

  The illustration provided is for a female, age 65, selecting a life and 10 year certain annuity option with $100,000 of non-qualified funds, residing in the State of Minnesota. Upon request, we will provide a comparable illustration based upon the proposed annuitant's date of birth, sex, annuity option, state of residence, type of funds, value of funds, and selected gross annual rate of return (not to exceed 12%).

                                                                                   FUND            OTHER
                                        MORTALITY &       ADMINISTRATIVE        MANAGEMENT          FUND
                                       EXPENSE RISK           CHARGE                FEE           EXPENSE        TOTAL
                                     -----------------  -------------------  -----------------  ------------  -----------
MIMLIC Series Fund, Inc.
  Growth...........................          1.25%               0.15%               0.50%            0.05%        1.95%
  Bond.............................          1.25%               0.15%               0.50%            0.08%        1.98%
  Money Market.....................          1.25%               0.15%               0.50%            0.14%        2.04%
  Asset Allocation.................          1.25%               0.15%               0.50%            0.05%        1.95%
  Mortgage Securities..............          1.25%               0.15%               0.50%            0.08%        1.98%
  Index 500........................          1.25%               0.15%               0.40%            0.07%        1.87%
  Capital Appreciation.............          1.25%               0.15%               0.75%            0.05%        2.20%
  International Stock..............          1.25%               0.15%               0.78%            0.26%        2.44%
  Small Company....................          1.25%               0.15%               0.75%            0.09%        2.24%
  Value Stock......................          1.25%               0.15%               0.75%            0.14%        2.29%
  Small Company Value*.............          1.25%               0.15%               0.75%            0.15%        2.30%
  Global Bond*.....................          1.25%               0.15%               0.75%            0.50%        2.65%
Federated Insurance Series
  High Income Bond Fund II.........          1.25%               0.15%               0.00%            0.80%        2.20%
  American Leaders Fund II.........          1.25%               0.15%               0.00%            0.85%        2.25%
                                              ---                 ---                 ---              ---          ---
    Average........................          1.25%               0.15%               0.53%            0.24%        2.17%

*Estimated expenses after commencement of operation

                      VARIABLE ANNUITY PAYOUT ILLUSTRATION

PREPARED FOR: Prospect                    PREPARED BY: Minnesota Mutual
ANNUITY PAYMENT OPTION: 10 Year w/Life    PORTFOLIO: Growth
                       Contingency        FUNDS: Non-Qualified
DATE OF BIRTH: 02/01/1932    SEX: Female  COMMENCEMENT DATE: 02/01/1997
STATE: MN                                 SINGLE PAYMENT RECEIVED: $100,000.00
LIFE EXPECTANCY: 20.0 (IRS)
INITIAL MONTHLY INCOME: $593

  The monthly variable annuity income amount shown below assumes a constant annual investment return. The initial interest rate of 4.50% is the assumed rate used to calculate the first monthly payment. Thereafter, monthly payments will increase or decrease based upon the relationship between the initial interest rate and the performance of the sub-account(s) selected. The investment returns shown are hypothetical and not a representation of future returns.

                                                                                ANNUAL RATE OF RETURN
                                                                   ------------------------------------------------
                                                                      0% GROSS        6.67% GROSS     12.00% GROSS
DATE                                                       AGE      (-2.17% NET)      (4.50% NET)     (9.83% NET)
------------------------------------------------------  ---------  ---------------  ---------------  --------------
February 1, 1997......................................         65     $     593        $     593       $      593
February 1, 1998......................................         66           555              593              624
February 1, 1999......................................         67           520              593              655
February 1, 2000......................................         68           487              593              689
February 1, 2001......................................         69           456              593              724
February 1, 2006......................................         74           328              593              928
February 1, 2011......................................         79           236              593            1,191
February 1, 2016......................................         84           169              593            1,527
February 1, 2021......................................         89           122              593            1,958
February 1, 2026......................................         94            88              593            2,511
February 1, 2031......................................         99            63              593            3,220
February 1, 2032......................................        100            59              593            3,384

  IF 100% OF YOUR PURCHASE WAS APPLIED TO PROVIDE A FIXED ANNUITY ON THE QUOTATION DATE OF THIS ILLUSTRATION, THE FIXED ANNUITY INCOME AMOUNT WOULD BE $699.
  Net rate of return reflects expenses totaling 2.17%, which consist of the 1.25% Variable Account mortality and expense risk charge, 0.15% administrative charge, and 0.77% for the fund management and other fund expenses (this is an average with the actual varying from 0.47% to 1.25%).
  Minnesota Mutual Voyageur Harbour Annuities are offered through Voyageur Fund Distributors, Inc., its selling group and their registered representatives and is issued by The Minnesota Mutual Life Insurance Company. This illustration must be accompanied or preceded by the current prospectuses for the Minnesota Mutual Variable Annuity Account, MIMLIC Series Fund, Inc. and Federated Insurance Series.

                This is an illustration only and not a Contract.

APPENDIX B--
ILLUSTRATION OF MARKET VALUE ADJUSTMENTS

The following are examples of market value adjustment (MVA) calculations using hypothetical guarantee period interest rates. These examples do not include the effect of any deferred sales charge that may be assessed under the contract upon withdrawal.


EXAMPLE I

Assumptions:

i, the Treasury rate on the date of allocation is 8%

j, the Treasury rate on the date of withdrawal, surrender or transfer is 10%

n, the number of months remaining (rounded to the nearest whole month) is 20

                                      n/12
MVA factor =           (1 + i)                - 1
                   --------------
                   (1 + j + .0025)

                                      20/12
           =           (1.08)                 - 1 = -.0338
                   --------------
                      (1.1025)


  In this example, the current Treasury rate is higher than the original rate, therefore there is a negative market value adjustment, that is, the market value is less than the accumulation value. This factor is applied to the amount withdrawn from the accumulation value and the resultant payment is reduced by that amount.


  In the above example, if the withdrawal from the accumulation value was $5,000, the dollar amount of the market value adjustment would be -.0338 x $5,000 = ($169) and the amount of the payment would be $5,000 - $169 = $4,831.


  The market value adjustment is guaranteed to never be less than an amount which would cause the market value to be reduced below the allocation to the Fixed Account Guarantee Period accumulated at 3%. For example, in the above example, if the original allocation was $4,700 into a three year Fixed Account Guarantee Period, the accumulation of the allocation at 3% from the time of the allocation to the time of withdrawal, 16 months later, would be (1.03)16/12 x $4,700 = $4,888.93, which is greater than the above calculated market value. The amount of the payment would be the greater amount of $4,888.93.


  If, in the above example, the original allocation was $4,600 into a three year Fixed Account Guarantee Period, the accumulation of the allocation at 3% from the time of the allocation to the time of withdrawal, 16 months later, would be (1.03)16/12 x $4,600 = $4,784.91, which is less than the above calculated market value. The amount of the payment would be the greater amount of $4,831.

  In addition to the market value adjustment, withdrawals may be subject to a deferred sales charge as described in the contract. The market value adjustment is done before application of any deferred sales charge.

EXAMPLE II

Assumptions:

i, the Treasury rate on the date of allocation is 8%

j, the Treasury rate on the date of withdrawal, surrender or transfer is 6%

n, the number of months remaining (rounded to the nearest whole month) is 20

                                      n/12
MVA factor =           (1 + i)                - 1
                   --------------
                   (1 + j + .0025)

                                      20/12
           =           (1.08)                 - 1 = .0276
                   --------------
                      (1.0625)


  In this example, the current Treasury rate is lower than the original rate, therefore there is a positive market value adjustment, that is, the market value is greater than the accumulation value. This factor is applied to the amount withdrawn from the accumulation value and the resultant payment is increased by that amount.


  In the above example, if the withdrawal from the accumulation value was $5,000, the dollar amount of the market value adjustment would be .0276 x $5,000 = $138 and the amount of the payment would be $5,000 + $138 = $5,138.

  In addition to the market value adjustment, withdrawals may be subject to a deferred sales charge as described in the contract. The market value adjustment is done before application of any deferred sales charge.

                                     PART B

          INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                    Minnesota Mutual Variable Annuity Account

          Cross Reference Sheet to Statement of Additional Information


Form N-4

Item Number    Caption in Statement of Additional Information

   15.         Cover Page

   16.         Cover Page

   17.         Trustees and Principal Management Officers of Minnesota Mutual

   18.         Not Applicable

   19.         Not Applicable

   20.         Distribution of Contracts

   21.         Performance Data

   22.         Not Applicable

   23.         Financial Statements

                    Minnesota Mutual Variable Annuity Account
               ("Variable Annuity Account"), a Separate Account of

                   The Minnesota Mutual Life Insurance Company
                              ("Minnesota Mutual")
                             400 Robert Street North
                         St. Paul, Minnesota  55101-2098
                           Telephone:   (612) 298-3500

                       Statement of Additional Information

The date of this document and the Prospectus is:                       , 1996

This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. Therefore, this Statement should be read in conjunction with the Variable Account's Prospectus, bearing the same date, which may be obtained by calling The Minnesota Mutual Life Insurance Company at
(612) 298-3500, or writing to Minnesota Mutual at Minnesota Mutual Life Center, 400 Robert Street North, St. Paul, Minnesota 55101-2098.

     Trustees and Principal Management Officers of Minnesota Mutual Distribution of Contracts
     Performance Data
     Auditors
     Registration Statement
     Financial Statements

         TRUSTEES AND PRINCIPAL MANAGEMENT OFFICERS OF MINNESOTA MUTUAL

     Trustees                      Principal Occupation

Giulio Agostini               Senior Vice President, Finance and Office
                              Administration, Minnesota Mining and Manufacturing
                              Company, Maplewood, Minnesota since July 1991, prior thereto for more than five years Director, Finance and Administration, Minnesota Mining and
                              Manufacturing - Italy

Anthony L. Andersen           Chair-Board of Directors, H. B. Fuller Company,
                              St. Paul, Minnesota (Adhesive Products) since June
                              1995, prior thereto for more than five years
                              President and Chief Executive Officer, H. B.
                              Fuller Company

John F. Grundhofer            President, Chairman and Chief Executive Officer,
                              First Bank System, Inc., Minneapolis, Minnesota
                              (Banking)

Harold V. Haverty             Retired since May 1995, prior thereto for more
                              than five years Chairman of the Board, President and Chief Executive Officer, Deluxe Corporation,
                              Shoreview, Minnesota (Check Printing)

Lloyd P. Johnson              Retired since May 1995, prior thereto for more
                              than five years Chairman of the Board, Norwest
                              Corporation, Minneapolis, Minnesota (Banking)

David S. Kidwell, Ph.D.       Dean and Professor of Finance, The Curtis L.
                              Carlson School of Management, University of
                              Minnesota, since August 1991; prior thereto, Dean of the School and Professor, University of Connecticut, School of Business Administration from 1988 to July 1991

Reatha C. King, Ph.D.         President and Executive Director, General Mills
                              Foundation, Minneapolis, Minnesota

Thomas E. Rohricht            Member, Doherty, Rumble & Butler Professional
                              Association, St. Paul, Minnesota (Attorneys)

Terry N. Saario, Ph.D.        Former President and prior thereto, to March 1996,
                              for more than five years, President, Northwest
                              Area Foundation, St. Paul, Minnesota (Private
                              Regional Foundation)

Robert L. Senkler             Chairman of the Board, President and Chief
                              Executive Officer, The Minnesota Mutual Life
                              Insurance Company since August 1995; prior thereto for more than five years Vice President and Actuary, The Minnesota Mutual Life Insurance
                              Company

Michael E. Shannon            Chairman and Chief Financial and Administrative
                              Officer, Ecolab Inc., St. Paul, Minnesota, since
                              August 1992, prior thereto President, Residential
                              Services Group, Ecolab Inc., St. Paul, Minnesota from October 1990 to July 1992 (Develops and
                              Markets Cleaning and Sanitizing Products)

Frederick T. Weyerhaeuser     Chairman, Clearwater Investment Trust since May
                              1996, prior thereto for more than five years
                              Chairman, Clearwater Management Company, St. Paul,
                              Minnesota (Financial Management)

Principal Officers (other than Trustees)

             Name                        Position

        John F. Bruder             Senior Vice President

        Keith M. Campbell          Vice President

        Paul H. Gooding            Vice President and Treasurer

        Robert E. Hunstad          Executive Vice President

        James E. Johnson           Senior Vice President and Actuary

        Richard D. Lee             Vice President

        Joel W. Mahle              Vice President

        Dennis E. Prohofsky        Senior Vice President, General Counsel and
                                   Secretary

        Gregory S. Strong          Vice President and Actuary

        Terrence M. Sullivan       Senior Vice President

        Randy F. Wallake           Senior Vice President

All Trustees who are not also officers of Minnesota Mutual have had the principal occupation (or employers) shown for the last five years. All officers of Minnesota Mutual have been employed by Minnesota Mutual for at least five years.

                            DISTRIBUTION OF CONTRACTS

The Contract will be sold in a continuous offering by persons who are life insurance agents of Minnesota Mutual and who are also registered representatives of Voyageur Fund Distributors, Inc. ("Voyageur Distributors") or other broker-dealers who have entered into selling agreements with Voyageur Distributors. Voyageur Distributors acts as principal underwriter of the Contract.

                                PERFORMANCE DATA

CURRENT YIELD FIGURES FOR MONEY MARKET SUB-ACCOUNT


Current annualized yield quotations for the Money Market Sub-Account are based on the Sub-Account's net investment income for a seven-day or other specified period and exclude any realized or unrealized gains or losses on sub-account securities. Current annualized yield is computed by determining the net change (exclusive of realized gains and losses from the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one accumulation unit at the beginning of the specified period, dividing such net change in account value by the value of the account at the beginning of the period, and annualizing this quotient on a 365-day basis. The Variable Annuity Account may also quote the effective yield of the Money Market Sub-Account for a seven-day or other specified period for which the current annualized yield is computed by expressing the unannualized return on a compounded, annualized basis. The yield and effective yield of the Money Market Sub-Account for the seven-day period ended December 31, 1995 were 3.69% and 3.75%, respectively. Yield figures quoted by the Money Market Sub-Account will not reflect the deduction of any applicable deferred sales charges (the deferred sales charges, as a percentage of the purchase payments applied to amounts transferred, surrendered or withdrawn, begin from the date such payments are at 6% and decrease to 0% after the completion of seven contract years).


TOTAL RETURN FIGURES FOR ALL SUB-ACCOUNTS


Cumulative total return quotations for Sub-Accounts represent the total return for the period since the Sub-Account became available pursuant to the Variable Account's registration statement. Therefore, for periods prior to the date of this Prospectus the quotations will be based on the assumption that the contracts described herein were issued when the underlying Portfolios first commenced operations. Cumulative total return is equal to the percentage change between the net asset value of a hypothetical $1,000 investment at the beginning of the period and the net asset value of that same investment at the end of the period. Such quotations of cumulative total return will not reflect the deduction of any applicable deferred sales charges.

The cumulative total return figures published by the Variable Annuity and Federated Adviser's relating to the contract described in the prospectus will reflect Minnesota Mutual's voluntary absorption of certain underlying Fund expenses described below.

                                            From Inception       Date of
                                             to 12/31/95        Inception
                                          ------------------    ---------

Growth Sub-Account                        112.85%   (111.46%)    12/3/85

Bond Sub-Account                           74.58%    (73.89%)    12/3/85

Money Market Sub-Account                   12.92%    (12.38%)    12/3/85

Asset Allocation Sub-Account              103.16%   (102.83%)    12/3/85

Mortgage Securities Sub-Account            61.45%    (61.25%)    6/1/87

Index 500 Sub-Account                     109.86%   (109.41%)    6/1/87

Capital Appreciation Sub-Account          118.59%   (116.85%)    6/1/87

International Stock Sub-Account            44.27%    (44.24%)    5/1/92

Small Company Sub-Account                  51.44%    (51.36%)    5/3/93

Value Stock Sub-Account                    33.60%    (33.50%)    5/2/94

Federated High Income Bond II Sub-Account   9.58%     (8.30%)    3/1/94

Federated American Leaders II Sub-Account  25.82%    (18.91%)    2/10/94

Cumulative total return quotations for Sub-Accounts will be accompanied by average annual total return figures for a one-year period, five-year period and ten-year period or for the period since the Sub-Account became available pursuant to the Variable Account's registration statement if less than ten years. Average annual total return figures are the average annual compounded rates of return required for an initial investment of $1,000 to equal the surrender value of that same investment at the end of the period. The surrender value will reflect the deduction of the deferred sales charge applicable to the contract payments and to the length of the period the payments remain in the contract. The average annual total return figures published by the Variable Account will reflect Minnesota Mutual's and Federated Adviser's voluntary absorption of certain Fund expenses. Prior to January 1, 1986, the MIMLIC Fund incurred no expenses. During 1986 and from January 1 to March 8, 1987 Minnesota Mutual voluntarily absorbed all fees and expenses of any MIMLIC Fund portfolio that exceeded .75% of the average daily net assets of such MIMLIC Fund portfolio. For the period subsequent to March 9, 1987, Minnesota Mutual is voluntarily absorbing the fees and expenses that exceed .65% of the average daily net assets of the Growth, Bond, Money Market, Asset Allocation and Mortgage Securities Portfolios of the MIMLIC Fund, .55% of the average daily net assets of the Index 500 Portfolio of the MIMLIC Fund, .90% of the average daily net assets of the Capital Appreciation and Small Company Portfolios of the MIMLIC Fund and expenses that exceed 1.00% of the average daily net assets of the International Stock Portfolio of the MIMLIC Fund exclusive of the advisory fee. And, for the period subsequent to May 2, 1994, Minnesota Mutual has voluntarily absorbed fees and expenses that exceed .90% of the average daily net assets of the Value Stock Portfolio of the MIMLIC Fund. For the period from February 2, 1994 to December 31, 1994 and the year ended December 31, 1995, Federated Adviser's voluntarily absorbed all fees and expenses that exceeded
 .41% and .80%, respectively, of the average daily net assets of the Federated High Income Bond II Fund. For the period from February 10, 1994 to December 31, 1994 and the year ended December 31, 1995 Federated Adviser's voluntarily absorbed all fees and expenses that exceeded .54% and .85%, respectively, of the average daily net assets of the Federated American Leaders II Fund. There is no specified or minimum period of time during which Minnesota Mutual and Federated Advisers has agreed to continue its voluntary absorption of these expenses, and Minnesota Mutual and Federated Advisers may in its discretion cease its absorption of expenses at any time. Should Minnesota Mutual and Federated Advisers cease absorbing expenses the effect would be to increase substantially underlying Fund expenses and thereby reduce investment return.

The average annual rates of return for the Sub-Accounts, in connection with the contract described in the Prospectus, for the specified periods ended December 31, 1995 are shown in the tables below. The figures in parentheses show what the average annual rates of return would have been had Minnesota Mutual and Federated Advisers not absorbed underlying Fund expenses as described above. These figures also assume that the contracts described herein were issued at the inception of the corresponding underlying Fund. This contract only became available as of the date of this Prospectus.

                            Flexible Premium Contract

                                 Year Ended             Five Years            Ten Years          From Inception     Date of
                                  12/31/95            Ended 12/31/95        Ended 12/31/95        to 12/31/95      Inception
                                  --------            --------------        --------------        -----------      ---------
Growth Sub-Account            13.04%    (13.04%)     8.61%     (8.58%)     7.49%     (7.38%)      N/A     (N/A)     12/3/85
Bond Sub-Account               8.58%     (8.58%)     4.71%     (4.68%)     5.11%     (5.03%)      N/A     (N/A)     12/3/85
Money Market Sub-Account      -4.95%    (-4.95%)    -1.43%    (-1.70%)     1.19%     (0.81%)      N/A     (N/A)     12/3/85
Asset Allocation Sub-Account  13.27%    (13.27%)     8.15%     (8.15%)     6.89%     (6.86%)      N/A     (N/A)     12/3/85
Mortgage Securities
  Sub-Account                  6.87%     (6.87%)     4.08%     (4.06%)      N/A      (N/A)       5.68%    (5.64%)    6/1/87
Index 500 Sub-Account         25.43%    (25.43%)    11.95%    (11.94%)      N/A      (N/A)       8.92%    (8.87%)    6/1/87
Capital Appreciation
  Sub-Account                 11.57%    (11.57%)    11.33%    (11.30%)      N/A      (N/A)       9.43%    (9.27%)    6/1/87
International Stock
  Sub-Account                 10.40%    (10.40%)      N/A      (N/A)        N/A      (N/A)       9.45%    (9.44%)    5/1/92
Small Company Sub-Account     20.72%    (20.72%)      N/A      (N/A)        N/A      (N/A)      15.09%   (15.03%)    5/3/93
Value Stock Sub-Account       21.61%    (21.61%)      N/A      (N/A)        N/A      (N/A)      15.70%   (15.54%)    5/2/94
Federated High Income
  Bond II Sub-Account          9.21%     (9.16%)      N/A      (N/A)        N/A      (N/A)       1.95%    (1.79%)    2/2/94
Federated American
  Leaders II Sub-Account      22.35%    (22.30%)      N/A      (N/A)        N/A      (N/A)      10.04%    (9.88%)   2/10/94

The average annual total return figures described above may be accompanied by other average annual total return quotations which do not reflect the deduction of any deferred sales charges. Such other average annual total return figures will be calculated as described above, except that the initial $1,000 investment will be equated to that same investment's net asset value, rather than its surrender value, at the end of the period. The average annual rates of return, as thus calculated, for the Sub-Accounts of the contracts described in the Prospectus for the specified periods ended December 31, 1995, are shown in the table below. The figures in parentheses show what the average annual rates of return, without the application of applicable deferred sales charges, would have been had Minnesota Mutual and Federated Advisers not absorbed underlying Fund expenses as described above.


                                 Year Ended             Five Years            Ten Years          From Inception     Date of
                                  12/31/95            Ended 12/31/95        Ended 12/31/95        to 12/31/95      Inception
                                  --------            --------------        --------------        -----------      ---------
Growth Sub-Account            19.04%    (19.04%)     9.18%     (9.15%)     7.49%     (7.38%)      N/A     (N/A)     12/3/85
Bond Sub-Account              14.58%    (14.58%)     5.37%     (5.34%)     5.11%     (5.03%)      N/A     (N/A)     12/3/85
Money Market Sub-Account       0.47%     (0.47%)    -0.71%    (-0.97%)     1.19%     (0.81%)      N/A     (N/A)     12/3/85
Asset Allocation Sub-Account  19.27%    (19.27%)     8.73%     (8.73%)     6.89%     (6.86%)      N/A     (N/A)     12/3/85
Mortgage Securities
  Sub-Account                 12.87%    (12.87%)     4.75%     (4.73%)      N/A      (N/A)       5.68%    (5.64%)    6/1/87
Index 500 Sub-Account         31.43%    (31.43%)    12.46%    (12.44%)      N/A      (N/A)       8.92%    (8.87%)    6/1/87
Capital Appreciation
  Sub-Account                 17.57%    (17.57%)    11.84%    (11.81%)      N/A      (N/A)       9.43%    (9.27%)    6/1/87
International Stock
  Sub-Account                 16.40%    (16.40%)      N/A       (N/A)       N/A      (N/A)      10.51%   (10.49%)    5/1/92
Small Company Sub-Account     26.72%    (26.72%)      N/A       (N/A)       N/A      (N/A)      16.85%   (16.79%)    5/3/93
Value Stock Sub-Account       27.61%    (27.61%)      N/A       (N/A)       N/A      (N/A)      18.93%   (18.77%)    5/2/94
Federated High Income
  Bond II Sub-Account         15.21%    (15.16%)      N/A       (N/A)       N/A      (N/A)       5.10%    (4.94%)    2/2/94
Federated American
  Leaders II Sub-Account      28.35%    (28.30%)      N/A       (N/A)       N/A      (N/A)      12.92%   (12.76%)   2/10/94


                                    AUDITORS

The financial statements of Minnesota Mutual included herein have been audited by KPMG Peat Marwick LLP, 4200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, independent auditors, whose reports thereon appear elsewhere herein, and have been so included in reliance upon the reports of KPMG Peat Marwick LLP and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the Contract offered hereby. This Prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Annuity Account, Minnesota Mutual, and the Contract. Statements contained in this Prospectus as to the contents of Contract and other legal instruments are summaries, and reference is made to such instruments as filed.

 INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
                  THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

                                                                            Page
Independent Auditors' Report...............................................   1
Balance Sheets.............................................................   2
Statements of Operations and Policyowners' Surplus.........................   3
Statements of Cash Flows...................................................   4
Notes to Financial Statements..............................................   5
Financial Statement Schedules:
  I. Summary of Investments--Other than Investments in Related Parties.....  15
  V. Supplementary Insurance Information...................................  16
  VI. Reinsurance..........................................................  17

I

                                             INDEPENDENT AUDITORS' REPORT
The Board of Trustees
The Minnesota Mutual Life Insurance Company:

  We have audited the accompanying balance sheets of The Minnesota Mutual Life Insurance Company as of December 31, 1995 and 1994 and the related statements of operations and policyowners' surplus and cash flows for each of the years in the three-year period ended December 31, 1995. In connection with our audits of the financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Minnesota Mutual Life Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles (notes 2 and 11). Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                     KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 7, 1996

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
BALANCE SHEETS

DECEMBER 31, 1995 AND 1994

                                     ASSETS

                                                      1995        1994
                                                   ----------- ----------
                                                       (IN THOUSANDS)
Bonds                                              $ 5,488,876 $5,134,554
Common stocks                                          279,353    209,958
Mortgage loans                                         754,501    598,186
Real estate, including Home Office property             76,639     76,346
Other invested assets                                   90,264     60,604
Policy loans                                           197,555    185,599
Investments in subsidiary companies                    197,413    155,404
Cash and short-term securities                          99,031    112,869
Premiums deferred and uncollected                      116,878    125,422
Other assets                                           147,155    134,594
                                                   ----------- ----------
   Total assets, excluding separate accounts         7,447,665  6,793,536
Separate account assets                              2,609,396  1,750,680
                                                   ----------- ----------
    Total assets                                   $10,057,061 $8,544,216
                                                   =========== ==========

                     LIABILITIES AND POLICYOWNERS' SURPLUS

Liabilities:
  Policy reserves:
   Life insurance                                  $ 2,129,336 $1,981,469
   Annuities and other fund deposits                 3,322,866  3,179,279
   Accident and health                                 369,273    343,241
  Policy claims in process of settlement                50,512     53,670
  Dividends payable to policyowners                    107,366    100,287
  Other policy liabilities                             403,683    388,538
  Asset valuation reserve                              201,721    165,341
  Interest maintenance reserve                          32,899     19,922
  Federal income taxes                                  40,195     35,050
  Other liabilities                                    237,434    186,575
                                                   ----------- ----------
    Total liabilities, excluding separate accounts   6,895,285  6,453,372
  Separate account liabilities                       2,560,211  1,708,529
                                                   ----------- ----------
    Total liabilities                                9,455,496  8,161,901
Policyowners' surplus
  Surplus notes                                        124,967         --
  Unassigned funds                                     476,598    382,315
                                                   ----------- ----------
   Total policyowners' surplus                         601,565    382,315
    Total liabilities and policyowners' surplus    $10,057,061 $8,544,216
                                                   =========== ==========

                See accompanying notes to financial statements.

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS AND POLICYOWNERS' SURPLUS

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                            STATEMENTS OF OPERATIONS

                                               1995        1994        1993
                                            ----------  ----------  ----------
                                                     (IN THOUSANDS)
Revenues:
  Premiums, annuity considerations and fund
   deposits                                 $1,473,666  $1,424,352  $1,289,954
  Net investment income                        524,671     488,813     493,011
                                            ----------  ----------  ----------
   Total revenues                            1,998,337   1,913,165   1,782,965
                                            ----------  ----------  ----------
Benefits and expenses:
  Policyowner benefits                       1,138,723   1,259,685   1,131,638
  Increase in policy reserves                  260,482      94,116     122,280
  General insurance expenses and taxes         299,348     279,022     268,041
  Commissions                                   78,642      75,443      70,899
  Federal income taxes                          46,135      49,626      36,656
                                            ----------  ----------  ----------
   Total benefits and expenses               1,823,330   1,757,892   1,629,514
                                            ----------  ----------  ----------
   Gain from operations before net realized
    capital gains and dividends                175,007     155,273     153,451
  Realized capital gains, net of tax            29,358      18,559       2,907
                                            ----------  ----------  ----------
   Gain from operations before dividends       204,365     173,832     156,358
Dividends to policyowners                      115,659     108,709      97,937
                                            ----------  ----------  ----------
   Net income                               $   88,706  $   65,123  $   58,421
                                            ==========  ==========  ==========

                      STATEMENTS OF POLICYOWNERS' SURPLUS

Policyowners' surplus, beginning of year    $  382,315  $  347,900  $  264,542
  Surplus notes                                124,967          --          --
  Net income                                    88,706      65,123      58,421
  Net change in unrealized capital gains
   and losses                                   49,761        (317)      3,286
  Change in asset valuation reserve            (36,380)    (29,405)    (17,002)
  Change in policy reserve bases               (10,828)      1,463          --
  Change in separate account surplus             7,579      (3,764)      5,623
  Guaranty fund certificate redemption              --          --      19,171
  Business combination                              --          --      16,684
  Other, net                                    (4,555)      1,315      (2,825)
                                            ----------  ----------  ----------
Policyowners' surplus, end of year          $  601,565  $  382,315  $  347,900
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

CASH PROVIDED:                                   1995        1994       1993
--------------                                ----------  ---------- ----------
                                                       (IN THOUSANDS)
From operations:
 Revenues:
  Premiums, annuity considerations and fund
   deposits                                   $1,480,303  $1,474,471 $1,252,183
  Net investment income                          496,421     468,927    473,487
                                              ----------  ---------- ----------
   Total receipts                              1,976,724   1,943,398  1,725,670
                                              ----------  ---------- ----------
 Benefits and expenses paid:
  Policyowner benefits                         1,139,133   1,301,060  1,069,090
  Dividends to policyowners                      109,249     103,634     97,697
  Commissions and expenses                       392,337     360,150    348,397
  Federal income taxes                            61,245      40,482     50,994
                                              ----------  ---------- ----------
   Total payments                              1,701,964   1,805,326  1,566,178
                                              ----------  ---------- ----------
    Cash provided from operations                274,760     138,072    159,492
Proceeds from investments sold, matured or
 repaid:
 Bonds                                         1,713,579   1,031,279  1,631,215
 Common stocks                                   205,757     113,228    113,945
 Mortgage loans                                  112,954     152,418    265,356
 Real estate                                      15,948      17,571     10,100
 Other invested assets                            10,618      16,831     17,266
Surplus notes                                    124,967          --         --
Separate account redemption                        2,041      14,519         --
Business combination                                  --          --     24,628
Other sources, net                                77,772      58,072     53,531
                                              ----------  ---------- ----------
    Total cash provided                        2,538,396   1,541,990  2,275,533
                                              ----------  ---------- ----------
CASH APPLIED:
-------------
Cost of investments acquired:
 Bonds                                         2,026,116   1,146,117  1,966,653
 Common stocks                                   222,491     132,301    123,185
 Mortgage loans                                  266,401     203,803    109,559
 Real estate                                      16,596      11,904     16,572
 Other invested assets                            20,515      12,732      9,800
 Separate account investment                         115      12,530      3,365
                                              ----------  ---------- ----------
    Total cash applied                         2,552,234   1,519,387  2,229,134
                                              ----------  ---------- ----------
    Net change in cash and short-term securi-
     ties                                        (13,838)     22,603     46,399
Cash and short-term securities, beginning of
 year                                            112,869      90,266     43,867
                                              ----------  ---------- ----------
Cash and short-term securities, end of year   $   99,031  $  112,869 $   90,266
                                              ==========  ========== ==========

                See accompanying notes to financial statements.

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY


NOTES TO FINANCIAL STATEMENTS
(1)NATURE OF OPERATIONS

The Minnesota Mutual Life Insurance Company (the Company), both directly and through its subsidiaries, provides a diversified array of insurance and financial products and services designed principally to protect and enhance the long-term financial well-being of individuals and families.
  The Company's strategy is to be successful in carefully selected niche markets, primarily in the United States, while focusing on the retention of existing business and the maintenance of profitability. To achieve this objective, the Company has divided its businesses into four strategic business units, which focus on various markets: Individual, Financial Services, Group, and Pension. Revenues in 1995 for these business units were $1,051,749,000, $268,004,000, $205,926,000, and $472,658,000, respectively.
  At December 31, 1994 the Company was one of the 15 largest mutual life insurance companies in the United States, as measured by total assets. The Company employs over 2,100 persons throughout the United States; in addition, the Company maintains an independent sales force of approximately 100 general agents and 1,850 agents. The Company insures or provides other financial services to nearly seven million people.

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Commerce Department of the State of Minnesota (Department of Commerce), which are currently considered generally accepted accounting principles for mutual life insurance companies (note 11). The significant accounting policies follow:

Revenues and Expenses
Premiums are credited to revenue over the premium paying period of the policies. Annuity considerations and fund deposits are recognized as revenue when received. Expenses, including acquisition costs related to acquiring new business, are charged to operations as incurred. Investment income is recognized as earned, net of related investment expenses.

Valuation of Investments
Bonds and stocks are valued as prescribed by the National Association of Insurance Commissioners (NAIC).
  Bonds are generally carried at cost, adjusted for the amortization of premiums and discounts, and common stocks at market value. Premiums and discounts are amortized over the estimated lives of the bonds based on the interest yield method.
  Mortgage loans are generally stated at the outstanding principal balances, net of unamortized premiums and discounts. Premiums and discounts are amortized over the terms of the related mortgage loans based on the interest yield method.
  Real estate, exclusive of properties acquired through foreclosure, is generally carried at cost less accumulated depreciation of $35,323,535 and $35,954,239 at December 31, 1995 and 1994, respectively. Depreciation is computed principally on a straight-line basis. Properties acquired through foreclosure are carried at the lower of cost or market.
  Policy loans are carried at the unpaid principal balance.
  Investments in subsidiary companies are accounted for using the equity method. The Company records its equity in the earnings of its subsidiaries as investment income and its equity in other changes in its subsidiaries' surplus as credits (charges) to policyowners' surplus. These investments include $95,373,000 and $74,154,000 at December 31, 1995 and 1994, respectively, of initial contributions to affiliated registered investment funds managed by a subsidiary of the Company which are carried at the market value of the underlying net assets. All significant subsidiaries are wholly-owned.
  Short-term securities at December 31, 1995 and 1994 amounted to $61,561,000 and $103,203,000, respectively, and are included in the caption cash and short-term securities.

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  The Asset Valuation Reserve (AVR) is a formula reserve for possible losses on bonds, stocks, mortgage loans, real estate, and other invested assets. Changes in the reserve are reflected as direct charges or credits to policyowners' surplus and are included in the change in asset valuation reserve line.

Interest Maintenance Reserve
The Company separates realized capital gains and losses, net of tax, on fixed income investments between those due to changes in interest rates and those due to changes in credit quality. Realized capital gains and losses due to interest rate changes are transferred to the Interest Maintenance Reserve
(IMR) and amortized into investment income over the original remaining life of the related bond or mortgage sold.

Capital Gains and Losses
Realized capital gains and losses, net of related taxes and amounts transferred to the IMR, if any, are reflected as a component of net income. The Company reduces the carrying value of its assets for credit risk and records a realized capital loss only if the underlying asset has been converted to another asset of lesser value. Unrealized capital gains and losses are accounted for as a direct increase or decrease to policyowners' surplus. Both realized and unrealized capital gains and losses are determined using the specific identification method.

Separate Account Business
Separate account business represents funds administered and invested by the Company for the exclusive benefit of certain pension and variable life policy and annuity contract holders. The Company receives administrative and investment advisory fees for services rendered on behalf of these funds. Separate account assets are carried at market value.
  The Company periodically invests money in its separate accounts. The appreciation or depreciation on the investment is reflected as a direct charge or credit to policyowners' surplus. A realized capital gain of $603,995 and $3,018,248 was recognized in 1995 and 1994, respectively, on the separate accounts. No gain was realized in 1993.

Policy Reserves
Policy reserves for life insurance and annuities are based on mortality and interest assumptions without consideration for lapses and withdrawals. Mortality assumptions for life insurance and annuities are based on various mortality tables including American Experience, 1941 Commissioners Standard Ordinary (CSO), 1958 CSO, 1980 CSO, Progressive Annuity and 1960 Commissioners Standard Group. Interest assumptions range from 2.0% to 6.0% for individual life insurance policy reserves and from 2.25% to 12.0% for group policy and annuity reserves.
  Approximately 15% of the individual life and group life reserves are calculated on a net level reserve basis and 85% on a modified reserve basis. The use of a modified reserve basis partially offsets the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years.
  Policy reserves for individual deferred annuities are generally equal to the total contract holders' account balance, less applicable surrender charges, calculated according to the Commissioners Annuity Reserve Valuation Method. Policy reserves for immediate annuities and supplementary contracts are equal to the present value of future benefit payments based on the purchase interest rate and the Progressive Annuity tables. Group annuity reserves are equal to the account value plus expected interest strengthening.
  Policy reserves for individual accident and health contracts include reserves for active lives based on the 1964 Commissioners Disability Table
(CDT) and the 1985 Commissioners Disability Table B (CIDB), modified for company experience and discounted at various interest rates. Disabled life reserves on individual policies are equal to the present value of future benefits using the 1964 CDT and the 1985 CIDB, discounted at various interest rates. Disabled life reserves for group mortgage disability policies are equal to the present value of future benefits using the 1964 CDT, modified for Company experience and discounted at various interest rates.

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Group employer-employee long term disability reserves are equal to the present value of future benefits at 3% interest and the 1964 CDT modified for Company experience. Disabled life reserves for credit disability are computed using a lag factor method based on Company experience, discounted at 4% interest.
  The Company issues certain life and annuity products which are considered financial instruments. The estimated fair value of these liabilities as of the respective years ended December 31 are as follows:

                                         1995                  1994
                                 --------------------- ---------------------
                                  CARRYING              CARRYING
                                   VALUE    FAIR VALUE   VALUE    FAIR VALUE
                                 ---------- ---------- ---------- ----------
                                               (IN THOUSANDS)
Deferred annuities               $2,147,662 $2,156,885 $2,042,383 $2,042,060
Annuity certain contracts            49,113     50,732     41,934     41,828
Other fund deposits                 836,149    847,975    798,509    791,732
Guaranteed investment contracts      47,426     47,987     68,568     69,353
Supplementary contracts without
 life contingencies                  41,431     39,962     43,205     42,433
                                 ---------- ---------- ---------- ----------
 Total financial liabilities     $3,121,781 $3,143,541 $2,994,599 $2,987,406
                                 ========== ========== ========== ==========

  The fair value of deferred annuities, annuity certain contracts, and other fund deposits, which have guaranteed interest rates and surrender charges, were calculated using Commissioners Annuity Reserve Valuation Method calculation procedures and current market interest rates. Contracts without guaranteed interest rates and surrender charges have fair values equal to their accumulation values plus applicable market value adjustments. The fair value of guaranteed investment contracts and supplementary contracts without life contingencies were calculated using discounted cash flows, based on interest rates currently offered for similar products with maturities consistent with those remaining for the contracts being valued. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
  The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1995 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair values, such amounts have not been comprehensively revalued since those dates and therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein.

Non-admitted Assets
Certain assets, designated as "non-admitted assets" (principally furniture, equipment and certain receivables), amounting to $27,022,000 and $26,123,000 at December 31, 1995 and 1994, respectively, have been charged to policyowners' surplus.

Participating Business
Substantially all of the Company's premium revenues are derived from participating policies. Dividends and other discretionary payments are declared by the Board of Trustees based upon actuarial determinations which take into consideration current mortality, interest earnings, expense factors, and federal income taxes. Dividends are generally recognized as expenses consistent with the recognition of premiums and contract considerations.

Federal Income Taxes
Federal income taxes are based on income that is currently taxable. Deferred federal income taxes are not provided for differences between financial statement and taxable income.

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

Reclassifications
Certain prior year financial statement balances have been reclassified to conform with the 1995 presentation.

(3)INVESTMENTS

Net investment income for the respective years ended December 31, is as follows:

                                                1995      1994      1993
                                              --------  --------  --------
                                                    (IN THOUSANDS)
Bonds                                         $422,242  $412,873  $404,353
Common stocks--unaffiliated                      3,465     3,188     3,390
Common stocks--affiliated                       16,555     8,526     9,562
Mortgage loans                                  58,946    49,882    63,881
Real estate, including Home Office property     11,440    11,337    11,554
Policy loans                                    12,821    11,800    10,866
Short-term securities                            6,183     4,026     2,067
Other, net                                       4,994     1,717     2,868
                                              --------  --------  --------
                                               536,646   503,349   508,541
Amortization of interest maintenance reserve     4,527     3,741     3,458
Investment expenses                            (16,502)  (18,277)  (18,988)
                                              --------  --------  --------
  Total                                       $524,671  $488,813  $493,011
                                              ========  ========  ========

  Changes in unrealized capital gains (losses) for the respective years ended
December 31, are as follows:

                                                1995      1994      1993
                                              --------  --------  --------
                                                    (IN THOUSANDS)
Bonds                                         $  2,332  $  4,039   $(3,753)
Common stocks--unaffiliated                     39,013    (5,465)    2,854
Common stocks--affiliated                        9,863      (997)   (1,305)
Mortgage loans                                     447       (71)    1,361
Real estate                                     (1,481)    2,270     4,211
Other, net                                        (413)      (93)      (82)
                                              --------  --------  --------
  Total                                       $ 49,761  $   (317) $  3,286
                                              ========  ========  ========

  The cost and gross unrealized gains (losses) on unaffiliated common stocks at December 31, are as follows:

                                                1995      1994      1993
                                              --------  --------  --------
                                                    (IN THOUSANDS)
Cost                                          $189,893  $159,511  $155,881
Gross unrealized gains                          91,050    56,813    58,440
Gross unrealized losses                         (1,590)   (6,366)   (2,529)
                                              --------  --------  --------
  Admitted asset value                        $279,353  $209,958  $211,792
                                              ========  ========  ========

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(3)INVESTMENTS (CONTINUED)

  Net realized capital gains (losses) for the respective years ended December 31 are as follows:

                                                   1995     1994     1993
                                                  -------  -------  -------
                                                      (IN THOUSANDS)
Bonds                                             $22,411  $(3,511) $31,234
Common stocks--unaffiliated                        33,432   11,268    9,651
Mortgage loans                                       (945)     (46)    (741)
Real estate                                         3,787    2,041   (8,496)
Other                                               7,288   15,872    7,837
                                                  -------  -------  -------
                                                   65,973   25,624   39,485
Less: Amount transferred to the interest mainte-
 nance reserve, net of taxes                       17,503     (685)  20,336
   Income tax expense                              19,112    7,750   16,242
                                                  -------  -------  -------
  Total                                           $29,358  $18,559  $ 2,907
                                                  =======  =======  =======

  Gross realized gains (losses) on sales of bonds for the respective years ended December 31, are as follows:

                         1995      1994     1993
                       --------  --------  -------
                            (IN THOUSANDS)
Gross realized gains   $ 34,898  $ 13,249  $38,443
Gross realized losses   (12,487)  (16,760)  (7,209)

  Proceeds from the sale of bonds amounted to $1,338,481,000, $638,420,000, and $1,058,684,000 for the years ended December 31, 1995, 1994, and 1993, respectively.
  Bonds and mortgage loans held at December 31, 1995 and 1994 for which no income was recorded for the previous twelve months totaled $20,852 and $88,000, respectively.
  At December 31, 1995 and 1994, bonds with a carrying value of $2,740,000 and $2,748,000, respectively, were on deposit with various regulatory authorities as required by law.
  The estimated fair value of the Company's financial instruments has been determined using available market information as of December 31, 1995 and 1994 and appropriate valuation methodologies. Considerable judgment, however, is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The admitted asset value for bonds, commercial mortgages, and residential mortgages are $5,488,876, $501,439, and $253,062 in 1995 and $5,134,554, $342,205, and $255,981 in 1994,
respectively. The estimated fair value for these financial instruments are $5,821,024, $523,129, and $258,966 in 1995 and $4,919,495, $341,195, and
$255,449 in 1994, respectively.
  Fair values for bonds and commercial and residential mortgages are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using values obtained from independent pricing services which specialize in matrix pricing and modeling techniques for estimating fair values. The admitted asset value approximates fair value for common stock, policy loans, cash and short-term securities, and other assets.
  The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1995 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of the financial statements since the original valuation dates and therefore, subsequent estimates of fair value may differ significantly from the amounts presented herein.

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(3)INVESTMENTS (CONTINUED)

  The admitted asset value, gross unrealized appreciation and depreciation, and estimated fair value of investments in bonds are as follows:

                                            GROSS UNREALIZED
                             ADMITTED   -------------------------    FAIR
DECEMBER 31, 1995           ASSET VALUE APPRECIATION DEPRECIATION   VALUE
-----------------           ----------- ------------ ------------ ----------
                                             (IN THOUSANDS)
Federal government          $  241,228    $ 10,914     $    440   $  251,702
State and local government      26,337       3,268            0       29,605
Foreign government                 861          79            0          940
Corporate bonds              3,494,386     262,214        6,542    3,750,058
Mortgage-backed securities   1,726,064      66,260        3,605    1,788,719
                            ----------    --------     --------   ----------
  Total                     $5,488,876    $342,735     $ 10,587   $5,821,024
                            ==========    ========     ========   ==========
                                            GROSS UNREALIZED
                             ADMITTED   -------------------------    FAIR
DECEMBER 31, 1994           ASSET VALUE APPRECIATION DEPRECIATION   VALUE
-----------------           ----------- ------------ ------------ ----------
                                             (IN THOUSANDS)
Federal government          $  210,335    $     19     $  9,983   $  200,371
State and local government      26,493          10        1,171       25,332
Foreign government              17,691         413           20       18,084
Corporate bonds              3,325,331      41,167      167,404    3,199,094
Mortgage-backed securities   1,554,704      11,110       89,200    1,476,614
                            ----------    --------     --------   ----------
  Total                     $5,134,554    $ 52,719     $267,778   $4,919,495
                            ==========    ========     ========   ==========

  The amortized cost and estimated fair value of bonds at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         ADMITTED      FAIR
                                        ASSET VALUE   VALUE
                                        ----------- ----------
                                            (IN THOUSANDS)
Due in one year or less                 $   39,108  $   39,811
Due after one year through five years      764,085     803,817
Due after five years through ten years   1,677,321   1,778,549
Due after ten years                      1,282,298   1,410,128
                                        ----------  ----------
                                         3,762,812   4,032,305
Mortgage-backed securities               1,726,064   1,788,719
                                        ----------  ----------
  Total                                 $5,488,876  $5,821,024
                                        ==========  ==========

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(4)FEDERAL INCOME TAXES

The federal income tax expense varies from amounts computed by applying the federal income tax rate of 35% to the gain from operations after dividends to policyowners and before federal income taxes and realized capital gains. The reasons for this difference, and the tax effects thereof, are as follows:

                                                 1995     1994     1993
                                                -------  -------  -------
                                                    (IN THOUSANDS)
Computed tax expense                            $36,918  $33,666  $32,260
Difference between statutory and tax basis:
  Investment income                              (9,284)  (5,853)  (7,204)
  Policy reserves                                   (81)    (767)  (2,079)
  Dividends to policyowners                       1,043      593   (1,907)
  Acquisition expense                             7,508    9,013    8,393
  Other expenses                                    453    2,137    3,739
Special tax on mutual life insurance companies    8,201   15,466    3,396
Other, net                                        1,377   (4,629)      58
                                                -------  -------  -------
  Tax expense                                   $46,135  $49,626  $36,656
                                                =======  =======  =======

  The Company's tax returns for 1993 through 1994 are under examination by the Internal Revenue Service. The Company believes additional taxes, if any, assessed as a result of these examinations will not have a material effect on its financial position.

(5)LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS AND CLAIM ADJUSTMENT
EXPENSES

Activity in the liability for unpaid accident and health claims and claim adjustment expenses, exclusive of $96,728,000, $89,540,000, and $81,990,000, respectively, for active life reserves, is summarized as follows:

                                 1995     1994      1993
                               -------- --------  --------
                                     (IN THOUSANDS)
Balance at January 1           $301,352 $274,253  $246,777
 Less: reinsurance recoverable   47,651   38,418    29,622
                               -------- --------  --------
Net balance at January 1        253,701  235,835   217,155
                               -------- --------  --------
Incurred related to:
 Current year                    95,392   91,573    85,112
 Prior years                      1,367     (308)    7,121
                               -------- --------  --------
Total incurred                   96,759   91,265    92,233
                               -------- --------  --------
Paid related to:
 Current year                    26,291   23,019    22,002
 Prior years                     51,624   50,380    51,551
                               -------- --------  --------
Total paid                       77,915   73,399    73,553
                               -------- --------  --------
Net Balance at December 31      272,545  253,701   235,835
 Plus: reinsurance recoverable   72,617   47,651    38,418
                               -------- --------  --------
Balance at December 31         $345,162 $301,352  $274,253
                               ======== ========  ========

  Incurred claims related to prior years are due to the difference between actual and estimated claims incurred as of the prior year end.

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(6)BUSINESS COMBINATION

On July 1, 1993, the Company entered into an "Agreement and Plan of Reorganization" that combined all of the assets, liabilities, and surplus of Ministers Life--A Mutual Life Insurance Company (Ministers Life) into the Company. Ministers Life sold life and health insurance products to religious professionals in the continental United States. The business combination increased the Company's assets by $272,649,000, liabilities by $255,965,000 and policyowners' surplus by $16,684,000.

(7)RELATED PARTY TRANSACTIONS

In 1993, the Company received 2,375,000 shares of common stock of the Minnesota Fire and Casualty Company (the Casualty Company) in return for the surrender of outstanding guaranty fund certificates totalling $21,800,000 which had previously been charged to surplus. The surrender of the certificates and concurrent issuance of stock were part of the Casualty Company's "Demutualization and Stock Conversion Plan" (the Plan) approved by the Department of Commerce. Pursuant to the Plan, the Casualty Company became a subsidiary of the Company on December 31, 1993. The effect of the transaction was an increase to investments in subsidiary companies and an increase to policyowners' surplus as of December 31, 1993 of $19,171,000.

(8)PENSION PLANS AND OTHER RETIREMENT PLANS

Pension Plans
The Company has self-insured, noncontributory, defined benefit retirement plans covering substantially all employees. The Company's funding policy is to contribute annually the maximum amount that may be deducted for federal income tax purposes. The Company expenses amounts as contributed. The Company made contributions of $3,003,400 and $1,714,200 in 1995 and 1994, respectively. No contributions were made in 1993. Information for these plans as of the beginning of the plan year is as follows:

                                                   1995    1994    1993
                                                  ------- ------- -------
                                                      (IN THOUSANDS)
Actuarial present value of accumulated benefits:
  Vested                                          $47,271 $42,849 $36,281
  Nonvested                                        14,588  12,033  12,996
                                                  ------- ------- -------
  Total                                           $61,859 $54,882 $49,277
                                                  ======= ======= =======
Net assets available for benefits                 $85,348 $85,651 $78,952
                                                  ======= ======= =======

  In determining the actuarial present value of accumulated benefits, the Company used a weighted average assumed rate of return of 8.3% in 1995 and 8.4% in 1994 and 1993.

Profit Sharing Plans
The Company also has profit sharing plans covering substantially all employees and agents. The Company's contribution rate to the employee plan is determined annually by the Trustees of the Company and is applied to each participant's prior year earnings. The Company's contribution to the agent plan is made as a certain percentage, based upon years of service, applied to each agent's total annual compensation. The Company recognized contributions to the plans during 1995, 1994, and 1993 of $6,595,000, $6,866,000 and $6,753,000, respectively.
Participants may elect to receive a portion of their contributions in cash.

Postretirement Benefits Other than Pensions
The Company also has postretirement plans that provide certain health care and life insurance benefits ("postretirement benefits") to substantially all retired employees and agents. These plans are unfunded.
  In 1993, the Company changed its method of accounting for the costs of its postretirement benefit plans to the accrual method, and elected to amortize its transition obligation for retirees and fully eligible employees and

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(8)PENSION PLANS AND OTHER RETIREMENT PLANS (CONTINUED)

agents over 20 years. The unamortized transition obligation was $11,203,000 and $13,000,000 at December 31, 1995 and 1994, respectively.
  The net postretirement benefit cost for the years ended December 31, 1995, 1994, and 1993, was $3,163,000, $3,202,000 and $3,832,000, respectively. This amount includes the expected cost of such benefits for newly eligible employees, interest cost, and amortization of the transition obligation. The Company made payments under the plans of $575,000, $526,000, and $555,000 in 1995, 1994, and 1993, respectively, as claims were incurred.
  At December 31, 1995 and 1994, the postretirement benefit obligation for retirees and other fully eligible participants was $17,410,000 and $19,635,000, respectively. The estimated cost of the benefit obligation for active employees and agents who are not yet fully eligible was $9,808,000 and $13,065,000 for 1995 and 1994, respectively. The discount rate used in determining the accumulated postretirement benefit obligation for 1995 and 1994 was 7.5%. The 1995 net health care cost trend rate was 11.0% graded to 5.5% over 11 years, and the 1994 net health care cost rate was 11.5%, graded to 5.5% over 12 years.
  The assumptions presented herein are based on pertinent information available to management as of December 31, 1995 and 1994. Actual results could differ from those estimates and assumptions. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the postretirement benefit obligation as of December 31, 1995 by $1,874,000 and the estimated eligibility cost and interest cost components of net periodic postretirement benefit costs for 1995 by $290,889.

(9)COMMITMENTS AND CONTINGENCIES

The Company reinsures certain individual and group business. At December 31, 1995 and 1994, policy reserves in the accompanying balance sheet are reflected net of reinsurance ceded of $97,854,000 and $68,289,000, respectively. To the extent that an assuming reinsurer is unable to meet its obligation under its agreement, the Company remains liable.
  The Company has issued certain participating group annuity and life insurance contracts jointly with another life insurance company. The joint contract issuer has liabilities related to these contracts of $378,475,000 as of December 31, 1995. To the extent the joint contract issuer is unable to meet its obligation under the agreement, the Company remains liable.
  The Company has long-term commitments to fund venture capital and real estate investments totalling $76,461,000 as of December 31, 1995. The Company estimates that $11,650,000 of these commitments will be invested in 1996 with the remaining $64,811,000 invested over the next five years.
  At December 31, 1995, the Company had guaranteed the payment of $64,100,000 in policyowner dividends payable in 1996. The Company has pledged bonds, valued at $66,906,000, to secure this guarantee.
  The Company is contingently liable under state regulatory requirements for possible assessment pertaining to future insolvencies and impairments of unaffiliated companies.

(10) SURPLUS NOTES

In September 1995, the Company issued surplus notes with a face value of $125,000,000, at 8.25%, due in 2025. The surplus notes are reported in the Company's surplus at a statement value of $124,966,578, which represents the face value of the notes less unamortized discount. The surplus notes are subordinate to all current and future policyowners' interests, including claims, and indebtedness of the Company. All payments of interest and principal on the notes are subject to the approval of the Department of Commerce. The unapproved accrued interest at December 31, 1995, is $3,007,800. The issuance costs of $1,403,400 are deferred and treated as a non-admitted asset. The deferred expense is amortized over 30 years on a straight-line basis. Interest, discount amortization, and deferred expense amortization are included in general insurance expenses in the statement of operations. The Company's method of accounting for its surplus notes has been approved by the Department of Commerce.

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

(11) MUTUAL LIFE INSURANCE COMPANY ACCOUNTING POLICIES

In April 1993 the Financial Accounting Standards Board (FASB) issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises." In January 1995 the FASB issued the statement, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts" and, jointly with the American Institute of Certified Public Accountants, issued a Statement of Position (SOP), "Accounting for Certain Insurance Activities of Mutual Insurance Enterprises." Under Interpretation No. 40, the statement and SOP (collectively "the statements"), mutual life insurance companies that report their financial statements in conformity with generally accepted accounting principles will be required to apply the statements and all related authoritative GAAP pronouncements.
  The statements apply to years beginning after December 15, 1995 and will require restatement of prior year balances. The Company plans to prepare such financial statements as of and for the year-ended December 31, 1996 with restatement of the then prior year financial statements. Applying the provisions of the statements will likely result in policyholders' surplus and net income amounts differing from the amounts included in the accompanying financial statements. Management is in the process of determining the impact of the adoption of GAAP.
  The Company will also continue to prepare its financial statements in accordance with statutory accounting practices prescribed or permitted by the Department of Commerce, which will no longer be considered generally accepted accounting principles.

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
                                   SCHEDULE I

       SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN RELATED PARTIES

                               DECEMBER 31, 1995

                                                                  AMOUNT AT
                                                                 WHICH SHOWN
                                                       MARKET   IN THE BALANCE
TYPE OF INVESTMENT                         COST(4)     VALUE     SHEET(1)(3)
------------------                        ---------- ---------- --------------
                                                     (IN THOUSANDS)
Bonds:
  United States government and government
   agencies and authorities               $  241,228 $  251,702   $  241,228
  States, municipalities and political
   subdivisions                               26,337     29,605       26,337
  Foreign governments                            861        940          861
  Public utilities                           547,229    590,445      547,229
  Mortgage-backed securities               1,726,064  1,788,719    1,726,064
  All other corporate bonds                2,909,767  3,116,990    2,907,107
                                          ---------- ----------   ----------
    Total bonds                            5,451,486  5,778,401    5,448,826
                                          ---------- ----------   ----------
Equity securities:
  Common stocks:
    Public utilities                          17,500     23,333       23,333
    Banks, trusts and insurance companies     11,950     22,358       22,358
    Industrial, miscellaneous and all
     other                                   160,443    233,662      233,662
                                          ---------- ----------   ----------
      Total equity securities                189,893    279,353      279,353
                                          ---------- ----------   ----------
Mortgage loans on real estate                755,997     xxxxxx      754,501
Real estate (2)                               86,646     xxxxxx       76,639
Policy loans                                 197,555     xxxxxx      197,555
Other long-term investments                   96,080     xxxxxx       90,264
Short-term investments                        51,904     xxxxxx       51,816
                                          ----------              ----------
      Total                               $1,188,182     xxxxxx   $1,170,775
                                          ----------              ----------
Total investments                         $6,829,561     xxxxxx   $6,898,954
                                          ==========              ==========

-------
(1) Debt securities are carried at amortized cost or investment values pre-scribed by the National Association of Insurance Commissioners.
(2) The carrying value of real estate acquired in satisfaction of indebtedness is $1,999. Real estate includes property occupied by the Company.
(3) Differences between cost and amounts shown in the balance sheet for invest-ments, other than equity securities and bonds, represent non-admitted in-vestments.
(4) Original cost for equity securities and original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts for bonds and other investments.

 THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
                                  SCHEDULE V

                      SUPPLEMENTARY INSURANCE INFORMATION

                                   AS OF DECEMBER 31,
                   ---------------------------------------------------
                               FUTURE POLICY
                    DEFERRED      BENEFITS                OTHER POLICY
                     POLICY    LOSSES, CLAIMS              CLAIMS AND
                   ACQUISITION AND SETTLEMENT  UNEARNED     BENEFITS
SEGMENT             COSTS(1)    EXPENSES(3)   PREMIUMS(3)   PAYABLE
-------            ----------- -------------- ----------- ------------

1995:
 Life insurance                  $2,129,336                 $37,784
 Accident and
 health insurance                   369,273                  12,724
 Annuity consid-
 erations                         3,322,866                       4
                     -------     ----------     -------     -------
   Total               --         5,821,475       --         50,512
                     =======     ==========     =======     =======
1994:
 Life insurance                  $1,981,469                 $37,909
 Accident and
 health insurance                   343,241                  15,754
 Annuity consid-
 erations                         3,179,279                       7
                     -------     ----------     -------     -------
   Total               --         5,503,989       --         53,670
                     =======     ==========     =======     =======
1993:
 Life insurance                  $1,875,570                 $83,365
 Accident and
 health insurance                   317,825                  14,979
 Annuity consid-
 erations                         3,166,944                       7
                     -------     ----------     -------     -------
   Total               --        $5,360,339       --        $98,351
                     =======     ==========     =======     =======

                                       FOR THE YEARS ENDED DECEMBER 31,
                   ------------------------------------------------------------------------
                                                          AMORTIZATION
                    PREMIUMS,                BENEFITS,    OF DEFERRED
                   ANNUITY, AND    NET     CLAIMS, LOSSES    POLICY      OTHER
                    OTHER FUND  INVESTMENT AND SETTLEMENT ACQUISITION  OPERATING  PREMIUMS
SEGMENT              DEPOSITS     INCOME      EXPENSES      COSTS(1)   EXPENSES  WRITTEN(2)
-------            ------------ ---------- -------------- ------------ --------- ----------
                      (IN THOUSANDS)
1995:
 Life insurance     $  789,350   $212,641      $591,775                $243,379
 Accident and
 health insurance      154,358     35,894        94,164                  79,491
 Annuity consid-
 erations              529,958    276,136       713,266                  55,120
                    ----------   --------    ----------     -------    --------   -------
   Total             1,473,666    524,671     1,399,205        --       377,990      --
                    ==========   ========    ==========     =======    ========   =======
1994:
 Life insurance     $  802,265   $196,877    $  608,091                $230,327      --
 Accident and
 health insurance      142,032     32,724        93,634                  71,958
 Annuity consid-
 erations              480,055    259,212       652,076                  52,180
                    ----------   --------    ----------     -------    --------   -------
   Total             1,424,352    488,813     1,353,801        --       354,465      --
                    ==========   ========    ==========     =======    ========   =======
1993:
 Life insurance     $  718,232   $193,724    $  538,880                $220,861
 Accident and
 health insurance      138,690     31,452        88,857                  72,616
 Annuity consid-
 erations              433,032    267,835       626,181                  45,463
                    ----------   --------    ----------     -------    --------   -------
   Total            $1,289,954   $493,011    $1,253,918        --      $338,940      --
                    ==========   ========    ==========     =======    ========   =======

-----
(1) Does not apply to financial statements of mutual life insurance companies which are prepared on a statutory basis.
(2) Does not apply to life insurance.
(3) Unearned premiums and other deposit funds are included in future policy benefits, losses, claims and settlement expenses.

                                    THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
                                  SCHEDULE VI

                                  REINSURANCE

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                                           PERCENTAGE
                                       CEDED TO     ASSUMED                OF AMOUNT
                                         OTHER    FROM OTHER      NET      ASSUMED TO
                         GROSS AMOUNT  COMPANIES   COMPANIES     AMOUNT       NET
                         ------------ ----------- ----------- ------------ ----------
                                                (IN THOUSANDS)
1995:
 Life insurance in
  force                  $104,059,399 $15,291,357 $21,129,067 $109,897,109    19.2%
                         ============ =========== =========== ============    ====
 Premiums, annuity con-
  siderations and fund
  deposits:
   Life insurance        $    782,558 $    55,362 $    62,154 $    789,350     7.9%
   Accident and health
    insurance                 164,683      12,724       2,399      154,358     1.6%
   Annuity                    529,958          --          --      529,958      --
                         ------------ ----------- ----------- ------------    ----
     Total premiums*,
      annuity considera-
      tions and fund
      deposits           $  1,477,199 $    68,086 $    64,553 $  1,473,666     4.4%
                         ============ =========== =========== ============    ====
1994:
 Life insurance in
  force                  $ 97,181,118 $13,314,267 $20,555,910 $104,422,761    19.7%
                         ============ =========== =========== ============    ====
 Premiums, annuity con-
  siderations and fund
  deposits:
   Life insurance        $    792,087 $    48,773 $    58,951 $    802,265     7.3%
   Accident and health
    insurance                 150,876      10,145       1,301      142,032     0.9%
   Annuity                    480,055          --          --      480,055      --
                         ------------ ----------- ----------- ------------    ----
     Total premiums*,
      annuity considera-
      tions and fund
      deposits           $  1,423,018 $    58,918 $    60,252 $  1,424,352     4.2%
                         ============ =========== =========== ============    ====
1993:
 Life insurance in
  force                  $ 93,206,579 $11,674,202 $19,758,935 $101,291,312    19.5%
                         ============ =========== =========== ============    ====
 Premiums, annuity con-
  siderations and fund
  deposits:
   Life insurance        $    704,172 $    43,313 $    57,373 $    718,232     8.0%
   Accident and health
    insurance                 147,229       9,699       1,160      138,690     0.8%
   Annuity                    433,032          --          --      433,032      --
                         ------------ ----------- ----------- ------------    ----
     Total premiums*,
      annuity considera-
      tions and fund de-
      posits             $  1,284,433 $    53,012 $    58,533 $  1,289,954     4.5%
                         ============ =========== =========== ============    ====

-------
* There are no premiums related to either property and liability or title insurance.

                                     PART C

                                OTHER INFORMATION

                    Minnesota Mutual Variable Annuity Account

                    Cross Reference Sheet to Other Information


Form N-4

Item Number         Caption in Other Information

     24.            Financial Statements and Exhibits

     25.            Directors and Officers of the Depositor

     26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     27.            Number of Contract Owners

     28.            Indemnification

     29.            Principal Underwriters

     30.            Location of Accounts and Records

     31.            Management Services

     32.            Undertakings

PART C.   OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Not applicable.

     (b) Audited Financial Statements of the Depositor, The Minnesota Mutual Life Insurance Company, for the fiscal year ended December 31, 1995 and 1994, are included in Part B of this filing and consist of the following:

          1. Independent Auditors' Report - The Minnesota Mutual Life Insurance Company.

          2.   Balance Sheets - The Minnesota Mutual Life Insurance Company.

          3. Statements of Operations and Policyowners' Surplus - The Minnesota Mutual Life Insurance Company.

          4. Statements of Cash Flows - The Minnesota Mutual Life Insurance Company.

          5. Notes to Financial Statements - The Minnesota Mutual Life Insurance Company.

          6. Summary of Investments-Other than Investments in Related Parties - The Minnesota Mutual Life Insurance Company.

          7. Supplementary Insurance Information - The Minnesota Mutual Life Insurance Company.

          8.   Reinsurance - The Minnesota Mutual Life Insurance Company.

          9.   Short-term Borrowings - The Minnesota Mutual Life Insurance
               Company.

     (c)  Exhibits



        1. The Resolution of The Minnesota Mutual Life Insurance Company's Executive Committee of its Board of Trustees establishing the Variable Annuity Account, previously filed on September 15, 1996, as Exhibit 1 to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

        2.  Not applicable.

        3. (a) The Distribution Agreement between The Minnesota Mutual Life Insurance Company and Voyageur Fund Distributors, Inc., previously filed on September 15, 1996, as Exhibit 3(a) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

            (b) Dealer Agreement Specimen, previously filed on September 15,
                1996, as Exhibit 3(b) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

        4.  (a) Flexible Payment Deferred Variable Annuity Contract, form 96-
                9347.

            (b) The Qualified Plan Agreement, form 88-9176 Rev. 9-96,
                previously filed on September 15, 1996, as Exhibit 4(b) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

            (c) The Individual Retirement Annuity Agreement, form 83-9058 Rev.
                10-93, previously filed on September 15, 1996, as Exhibit 4(c) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

            (d) Tax Sheltered Annuity Amendment, form 88-9213, previously filed on September 15, 1996, as Exhibit 4(d) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

            (e) Tax Sheltered Annuity Loan Agreement, form 96-9351, previously filed on September 15, 1996, as Exhibit 4(e) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

            (f) Annuity Payment Endorsement, form 96-9352, previously filed on
                September 15, 1996, as Exhibit 4(f) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

            (g) Annuity Payment Endorsement, form 83-9060, previously filed on
                September 15, 1996, as Exhibit 4(g) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

        5.  (a) Application, form 96-9350.

            (b) Application, form 96-9353.

        6.  Certificate of Incorporation and Bylaws.

            (a) The Articles of Re-Incorporation of the Depositor, previously filed on September 15, 1996, as Exhibit 6(a) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

            (b) The Bylaws of the Depositor, previously filed on September 15,
                1996, as Exhibit 6(b) to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

        7.  Not applicable.

        8. Fund Participation Agreement, previously filed on September 15, 1996, as Exhibit 8 to Registrant's Form N-4, File Number 333-12629, is hereby incorporated by reference.

        9.  Opinion and consent of Donald F. Gruber, Esq.

       10.  Consent of KPMG Peat Marwick LLP.

       11.  Not applicable.

       12.  Not applicable.

       13.  Schedule for Computation of Performance Quotation

            (a) Growth Segregated Sub-Account Performance Calculations.

            (b) Bond Segregated Sub-Account Performance Calculations.

            (c) Money Market Segregated Sub-Account Performance Calculations.

            (d) Asset Allocation Segregated Sub-Account Performance
                Calculations.

            (e) Mortgage Securities Segregated Sub-Account Performance
                Calculations.

            (f) Index 500 Segregated Sub-Account Performance Calculations.

            (g) Capital Appreciation Segregated Sub-Account Performance
                Calculations.

            (h) International Stock Segregated Sub-Account Performance
                Calculations.

            (i) Small Company Segregated Sub-Account Performance Calculations.

            (j) Value Stock Segregated Sub-Account Performance Calculations.

            (k) Federated High Income Bond II Segregated Sub-Account
                Performance Calculations.

            (l) Federated American Leaders II Segregated Sub-Account
                Performance Calculations.

         15. The Minnesota Mutual Life Insurance Company Power of Attorney to Sign Registration Statements.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal          Positions and Offices        Positions and Offices
 Business Address           with Insurance Company          with Registrant
------------------          ----------------------       ---------------------

Giulio Agostini             Trustee                      None
3M
3M Center -
 Executive 220-14W-08
P. O. Box 33220
St. Paul, MN 55133-3220

Anthony L. Andersen         Trustee                      None
H. B. Fuller Company
2424 Territorial Road
St. Paul, MN 55114

John F. Bruder              Senior Vice President        None
The Minnesota Mutual Life
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Keith M. Campbell           Vice President               None
The Minnesota Mutual Life
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Paul H. Gooding             Vice President and           None
The Minnesota Mutual Life   Treasurer
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

John F. Grundhofer          Trustee                      None
First Bank System, Inc.
601 2nd Avenue South
Suite 2900
Minneapolis, MN 55402

Harold V. Haverty           Trustee                      None
Deluxe Corporation
c/o 1 Woodduck Lane
North Oaks, MN 55127

Robert E. Hunstad           Executive Vice President     None
The Minnesota Mutual Life
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

James E. Johnson            Senior Vice President        None
The Minnesota Mutual Life   and Actuary
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Lloyd P. Johnson            Trustee                      None
Norwest Corporation
4900 IDS Center
80 S 8th Street
Minneapolis, MN 55479-1060

David S. Kidwell, Ph.D.     Trustee                      None
The Curtis L. Carlson
 School of Management
University of Minnesota
271 19th Avenue South
Minneapolis, MN 55455

Richard D. Lee              Vice President               None
The Minnesota Mutual Life
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Reatha C. King, Ph.D.       Trustee                      None
General Mills Foundation
P. O. Box 1113
Minneapolis, MN 55440

Joel W. Mahle               Vice President               None
The Minnesota Mutual Life
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Dennis E. Prohofsky         Senior Vice President,       None
The Minnesota Mutual Life   General Counsel and
 Insurance Company          Secretary
400 Robert Street North
St. Paul, MN 55101

Thomas E. Rohricht          Trustee                      None
Doherty, Rumble & Butler
 Professional Association
2800 Minnesota World
 Trade Center
30 East Seventh Street
St. Paul, MN 55101-4999

Terry N. Saario, Ph.D.      Trustee                      None
3141 Dean Court, #1202
Minneapolis, MN 55416

Robert L. Senkler           Chairman, President and      None
The Minnesota Mutual Life   Chief Executive Officer
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Michael E. Shannon          Trustee                      None
Ecolab, Inc.
Ecolab Center
St. Paul, MN 55102

Gregory S. Strong           Vice President and           None
The Minnesota Mutual Life   Actuary
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Terrence M. Sullivan        Senior Vice President        None
The Minnesota Mutual Life
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Randy F. Wallake            Senior Vice President        None
The Minnesota Mutual Life
 Insurance Company
400 Robert Street North
St. Paul, MN 55101

Frederick T. Weyerhaeuser   Trustee                      None
Clearwater Investment
 Trust
332 Minnesota Street
Suite W-2090
St. Paul, MN 55101-1308

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Wholly-owned subsidiaries of The Minnesota Mutual Life Insurance Company:

            MIMLIC Asset Management Company
            The Ministers Life Insurance Company
            MIMLIC Corporation
            Minnesota Fire and Casualty Company
            Northstar Life Insurance Company (New York)
            Robert Street Energy, Inc.

Open-end registered investment company offering shares solely to separate accounts of The Minnesota Mutual Life Insurance Company:

            MIMLIC Series Fund, Inc.

Wholly-owned subsidiaries of MIMLIC Asset Management Company:

            MIMLIC Sales Corporation
            Advantus Capital Management, Inc.
            Advantus Venture Fund, Inc.
            Advantus Index 500 Fund, Inc.

Wholly-owned subsidiaries of MIMLIC Corporation:

            DataPlan Securities, Inc. (Ohio)
            MIMLIC Imperial Corporation
            MIMLIC Funding, Inc.
            MIMLIC Venture Corporation
            Personal Finance Company (Delaware)
            Wedgewood Valley Golf, Inc.
            Ministers Life Resources, Inc.
            Enterprise Holding Corporation
            HomePlus Agency, Inc.

Wholly-owned subsidiaries of Enterprise Holding Corporation:

            Oakleaf Service Corporation
            Lafayette Litho, Inc.
            Financial Ink Corporation
            Concepts in Marketing Research Corporation
            Concepts in Marketing Services Corporation
            National Association of Religious Professionals, Inc.

Wholly-owned subsidiary of Minnesota Fire and Casualty Company:

            HomePlus Insurance Company

Majority-owned subsidiaries of MIMLIC Imperial Corporation:

            J. H. Shoemaker Advisory Corporation
            Consolidated Capital Advisors, Inc.

Majority-owned subsidiary of MIMLIC Sales Corporation:

            MIMLIC Insurance Agency of Ohio, Inc.

Fifty percent-owned subsidiary of MIMLIC Imperial Corporation:

            C.R.I. Securities, Inc.

Wholly-owned subsidiary of Oakleaf Service Corporation:

            New West Agency, Inc. (Oregon)

Majority-owned subsidiaries of The Minnesota Mutual Life Insurance Company:

            MIMLIC Life Insurance Company (Arizona)
            MIMLIC Cash Fund, Inc.
            Advantus Cornerstone Fund, Inc.
            Advantus Enterprise Fund, Inc.
            Advantus International Balanced Fund, Inc.

Less than majority-owned, but greater than 25% owned, subsidiaries of The Minnesota Mutual Life Insurance Company:

            Advantus Money Market Fund, Inc.

Less than 25% owned subsidiaries of The Minnesota Mutual Life Insurance Company:

            Advantus Horizon Fund, Inc.
            Advantus Spectrum Fund, Inc.
            Advantus Mortgage Securities Fund, Inc.
            Advantus Bond Fund, Inc.

            Unless indicated otherwise, parenthetically, each of the above corporations is a Minnesota corporation.

ITEM 27.  NUMBER OF CONTRACT OWNERS


As of January 10, 1997, the number of holders of securities of this class were as follows:


                                       Number of Record
             Title of Class                Holders
             --------------            ----------------

            Voyageur Harbour                  -0-
        Variable Annuity Contract

ITEM 28.  INDEMNIFICATION

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Annuity Account pursuant to the foregoing provisions, or otherwise, The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Annuity Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Annuity Account of expenses incurred or paid by a director, officer or controlling person of The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Annuity Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Annuity Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

          (a) Voyageur Fund Distributors, Inc., the underwriter of the Registrant's shares, is principal underwriter for the shares of Voyageur Tax Free Funds, Inc., Voyageur Insured Funds, Inc., Voyageur Intermediate Tax Free Funds, Inc., Voyageur Investment Trust, Voyageur Investment Trust II, Voyageur Mutual Funds, Inc., Voyageur Mutual Funds II, Inc., Voyageur Mutual Funds III, Inc. and VAM Institutional Funds, Inc., affiliated open-end management investment companies.

          (b) Executive Officers of the Underwriter (who are not also directors of the Underwriter) and the positions of these individuals with respect to the Registrant are:

                         Positions and Offices         Positions and Offices
Name                       with Underwriter               with Registrant
----                     ---------------------         ---------------------

Michael E. Dougherty     Chairman                      None

Steven B. Johansen       Secretary & Chief             None
                         Financial Officer

Kenneth R. Larsen        Treasurer                     None

Thomas J. Abood          General Counsel               None

               The address of each of the executive officers is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

          (c)  Not applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of The Minnesota Mutual Life Insurance Company, St. Paul, Minnesota 55101-2098.

ITEM 31.  MANAGEMENT SERVICES

None.

ITEM 32.  UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be acceptable.

     (b) The Registrant hereby undertakes to include as part of any application to purchase a contract offered by the prospectus a space that the applicant can check to request a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this form promptly upon written or oral request.

       (d) The Minnesota Mutual Life Insurance Company hereby represents that, as to the variable annuity contract which is the subject of this Registration Statement, File Number 333-12629, that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by The Minnesota Mutual Life Insurance Company.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Minnesota Mutual Variable Annuity Account, has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Saint Paul, and State of Minnesota, on the 14th day of January, 1997.



                              MINNESOTA MUTUAL VARIABLE ANNUITY ACCOUNT
                                               (Registrant)

                              By: THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
                                                (Depositor)



                              By /s/Robert L. Senkler
                                ------------------------------------------------
                                               Robert L. Senkler
                                            Chairman, President and
                                            Chief Executive Officer



Pursuant to the requirements of the Securities Act of 1933, the Depositor, The Minnesota Mutual Life Insurance Company, has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Saint Paul, and State of Minnesota, on the 14th day of January, 1997.



                              THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY



                              By /s/Robert L. Senkler
                                ------------------------------------------------
                                               Robert L. Senkler
                                            Chairman, President and
                                            Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.



      Signature                    Title                      Date
      ---------                    -----                      ----

Robert L. Senkler*              Chairman,)
--------------------------  President and)
Robert L. Senkler         Chief Executive)
                                  Officer)
                                         )
Giulio Agostini*                  Trustee)
--------------------------               )
Giulio Agostini                          )
                                         )
Anthony L. Andersen*              Trustee)
--------------------------               )
Anthony L. Andersen                      )
                                         )
John F. Grundhofer*               Trustee)
--------------------------               )
John F. Grundhofer                       )
                                         )
Harold V. Haverty*                Trustee)
--------------------------               )
Harold V. Haverty                        )
                                         )
Lloyd P. Johnson*                 Trustee)   By /s/Dennis E. Prohofsky
--------------------------               )     ----------------------------
Lloyd P. Johnson                         )         Dennis E. Prohofsky
                                         )          Attorney-in-Fact
David S. Kidwell, Ph.D.*          Trustee)
--------------------------               )
David S. Kidwell, Ph.D.                  )   Dated:  January 14, 1997
                                         )
Reatha C. King, Ph.D.*            Trustee)
--------------------------               )
Reatha C. King, Ph.D.                    )
                                         )
Thomas E. Rohricht*               Trustee)
--------------------------               )
Thomas E. Rohricht                       )
                                         )
Terry N. Saario, Ph.D.*           Trustee)
--------------------------               )
Terry N. Saario, Ph.D.                   )
                                         )
Michael E. Shannon*               Trustee)
--------------------------               )
Michael E. Shannon                       )
                                         )
Frederick T. Weyerhaeuser*        Trustee)
--------------------------               )
Frederick T. Weyerhaeuser                )


---------------


*Registrant's Officer and Trustee executing power of attorney dated February 12, 1996, a copy of which is filed herewith.

                                  EXHIBIT INDEX

Exhibit Number      Description of Exhibit


         4(a)  Flexible Payment Deferred Variable Annuity Contract, form 96-
               9347.

         5(a)  Application, form 96-9350.

         5(b)  Application, form 96-9353.

         9     Opinion and consent of Donald F. Gruber, Esq.

         10    Consent of KPMG Peat Marwick LLP.

         13(a) Schedule for Computation of Performance Quotation - Growth
               Segregated Sub-Account Performance Calculations.

         13(b) Schedule for Computation of Performance Quotation - Bond
               Segregated Sub-Account Performance Calculations.

         13(c) Schedule for Computation of Performance Quotation - Money Market
               Segregated Sub-Account Performance Calculations.

         13(d) Schedule for Computation of Performance Quotation - Asset
               Allocation Segregated Sub-Account Performance Calculations.

         13(e) Schedule for Computation of Performance Quotation - Mortgage
               Securities Segregated Sub-Account Performance Calculations.

         13(f) Schedule for Computation of Performance Quotation - Index 500
               Segregated Sub-Account Performance Calculations.

         13(g) Schedule for Computation of Performance Quotation - Capital
               Appreciation Segregated Sub-Account Performance Calculations.

         13(h) Schedule for Computation of Performance Quotation -
               International Stock Segregated Sub-Account Performance Calculations.

         13(i) Schedule for Computation of Performance Quotation - Small
               Company Segregated Sub-Account Performance Calculations.

         13(j) Schedule for Computation of Performance Quotation - Value Stock
               Segregated Sub-Account Performance Calculations.

         13(k) Schedule for Computation of Performance Quotation - Federated
               High Income Bond II Segregated Sub-Account Performance Calculations.

         13(l) Schedule for Computation of Performance Quotation - Federated
               American Leaders II Segregated Sub-Account Performance Calculations.

         15 The Minnesota Mutual Life Insurance Company Power of Attorney to Sign Registration Statements.